Exhibit 99.4

Audited Financial Statements

Under Singapore FRS

GIGAMEDIA LIMITED

Registration No. 199905474H

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED

31 DECEMBER 2011

TOGETHER WITH REPORTS OF DIRECTORS

AND AUDITORS

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

DIRECTORS’ REPORT

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

The directors present their report to the members together with the audited financial statements of GigaMedia Limited (the “Company”) and subsidiaries (collectively the “Group”) for the financial year ended 31 December 2011 and the balance sheet of the Company as at 31 December 2011.

Directors

The directors of the Company in office at the date of this report are as follows:

CHEN, Dirk	(appointed on 24 November 2011)
CHIEN, Mo-Na
DING, Michael Y.J
HU ZEE, Nancy Jing-Ying
HUANG, Ping Chang John
HUI, Thomas To	(resigned on 08 November 2011)
LEE, Howe Yong
LEE, Yichin	(resigned on 05 January 2012)
LIU, Nick Chia-En
TUNG, Casey	(appointed on 24 November 2011)
WANG, Arthur Minshiang	(resigned on 15 September 2011)
STRINGER, John Richard	(appointed on 05 January 2012)

Arrangements to enable directors to acquire benefits by means of the acquisition of shares and debentures

Neither at the end of the financial year nor at any time during the financial year was the Company a party to any arrangement whose objective was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate, other than as disclosed under “Employee Share Option Plan and Equity Incentive Plan” on pages 2 to 5 of this report.

Directors’ interests in shares or debentures

The directors of the Company holding office at the end of the financial year and during the year had no interests in the shares or debentures of the Company and related corporations as recorded in the register of directors’ shareholdings kept by the Company under Section 164 of the Singapore Companies Act, Cap. 50, except as follows:

	Direct interest
Name of directors in which interests are held	At 1 January 2011	At 31 December 2011

The Company
Ordinary shares
DING, Michael Y.J.	5,000	5,000
HU ZEE, Nancy Jing-Ying	5,000	5,000
HUI, Thomas To	18,044	18,044
LEE, Howe Yong	5,000	5,000
LEE, Yichin	5,000	5,000
WANG, Arthur Minshiang	18,690	18,690
BAO, Gilbert T.C	5,000	—

DIRECTORS’ REPORT (Continued)

Directors’ interests in shares or debentures (Continued)

	No. of unissued ordinary shares under option
	At 1 January 2011	At 31 December 2011

Options to subscribe for ordinary shares

CHIEN, Mo-Na	—	20,000
DING, Michael Y.J.	130,000	130,000
HU ZEE, Nancy Jing-Ying	50,000	50,000
HUANG, Ping Chang John	—	20,000
HUI, Thomas To	2,300,000	1,830,000
LEE, Howe Yong	50,000	50,000
LEE, Yichin	100,000	1,100,000
LIU, Nick Chia-En	—	20,000
WANG, Arthur Minshiang	3,049,000	2,409,000
BAO, Gilbert T.C	65,000	—
HSU, Emmet Yu-Jui	20,000	—

Directors’ receipt and entitlement to contractual benefits

Since the beginning of the financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in Note 35 of the financial statements and in this report. Certain directors received remunerations from the Company and related corporations in their capacity as directors and/or executives of the Company and those related corporations.

Employee share option plan and equity incentive plan

(a)	Options and restricted stock units (“RSUs”) granted

2002 Employee Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

DIRECTORS’ REPORT (Continued)

Employee share option plan and equity incentive plan (Continued)

(a)	Options and restricted stock units (“RSUs”) granted (Continued)

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of the Company were reserved for issuance. Any person who is regularly employed by the Company or its designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, the Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of 31 December 2011, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of the Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of the Company have been reserved for issuance. To be eligible, employees must be regularly employed by the Company or its designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of 31 December 2011, no award granted shares have been issued to employees under the 2009 ESPP.

DIRECTORS’ REPORT (Continued)

Employee share option plan and equity incentive plan (Continued)

(a)	Options and restricted stock units (“RSUs”) granted (Continued)

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of the Company have been reserved for issuance. To be eligible, employees must be regularly employed by the Company or its designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of 31 December 2011, no shares have been issued to employees under the 2010 ESPP.

Summarised below are the general terms of its share-based compensation plans as of 31 December 2011.

Share-Based Compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
				(US$)	(US$)
2002 plan	3,000,000		Immediately upon granting	$0.79	—
2004 plan	7,703,185	*	Immediately upon granting to four years	$0.79 ~ $2.55	—
2006 plan	1,177,333	**	Immediately upon granting to four years	$1.25 ~ $16.60	$2.91 ~ $16.01
2007 plan	2,755,217	****	Immediately upon granting to four years	$2.47 ~ $18.17	$2.47 ~ $15.35
2008 plan	1,000,000		Immediately upon granting to six years	$2.47 ~ $4.24	—
2009 plan	1,500,000		Immediately upon granting to four years	$2.47	—
2010 plan	1,000,000		Three years	$1.05	—

*	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
**	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.
***	The granted awards, net of forfeited or canceled shares, were within reserved shares of two million common shares.

All options and RSUs are expected to be settled by issuing new shares.

(b)	Shares issued

Nil and 201 thousand shares have been issued during the financial years ended 31 December 2011 and 2010, respectively, by virtue of the exercise of options to take up unissued shares of the Company.

DIRECTORS’ REPORT (Continued)

Employee share option plan and equity incentive plan (Continued)

(c)	Options outstanding

The options on ordinary shares of the Company outstanding at the end of the financial year are as follows:

Exercise price	Number of unissued shares under option at 31.12.2011 (in thousands)	Expiration date

Under US$1	5,201	29.6.2014
US$1~US$10	3,676	29.6.2014~20.5.2021
US$10~US$20	616	9.8.2017~29.1.2018

	9,493

The number of total outstanding options as of 31 December 2011 is 9,493 thousand, and there were no options exercised during 2011.

During the financial year ended 31 December 2011, a total of 1,347 thousand options granted pursuant to the 2004 Plan, 2006 Plan, 2007 Plan, 2008 Plan and 2009 Plan had been cancelled or forfeited. During the financial year ended 31 December 2010, a total of 273 thousand options granted pursuant to the 2006 Plan and 2007 Plan had been cancelled or forfeited.

DIRECTORS’ REPORT (Continued)

Independent auditors

The independent auditors, Crowe Horwath First Trust LLP, have expressed their willingness to accept re-appointment as auditors of the Company.

On behalf of the Board of Directors

DING, MICHAEL Y.J.	STRINGER, JOHN RICHARD
Director	Director

Singapore
8 May 2012

Statement by Directors

In the opinion of the directors,

(a)	the balance sheet of the Company and the consolidated financial statements of the Group as set out on pages 10 to 104 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2011 and of the results, changes in equity and cash flows of the Group for the financial year then ended; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors

DING, MICHAEL Y.J.	STRINGER, JOHN RICHARD
Director	Director

Singapore
8 May 2012

Crowe Horwath First Trust LLP Certified Public Accountants Member Crowe Horwath International

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF GIGAMEDIA LIMITED	8 Shenton Way #05-01 AXA Tower Singapore 068811 +65 6221 0338 +65 6221 1080 Fax www.crowehorwath.com.sg

Report on the Financial Statements

We have audited the accompanying financial statements of GigaMedia Limited (the “Company”) and subsidiaries (the “Group”) set out on pages 10 to 104, which comprise the consolidated balance sheet and the balance sheet of the Company as at 31 December 2011, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows of the Group for the financial year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Singapore Companies Act (the “Act”) and Singapore Financial Reporting Standards, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and that transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Crowe Horwath First Trust LLP (UEN: T08LL1312H) is an accounting limited liability partnership registered in Singapore under the Limited Liability Partnership Act (Chapter 163A).

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

GIGAMEDIA LIMITED (Continued)

Opinion

In our opinion, the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2011, and the results, changes in equity and cash flows of the Group for the financial year ended on that date.

Report on Other Legal and Regulatory Requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Crowe Horwath First Trust LLP

Public Accountants and

Certified Public Accountants

Singapore

8 May 2012

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2011

(Amounts in United States dollars)

	Note	Group		Company
		2011	2010	2011	2010
		US$’000	US$’000	US$’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	12	4,688	5,717	—	—
Intangible assets	13	43,971	59,262	—	—
Investments in subsidiaries	14	—	—	168,063	174,764
Investments in associates	15	7,615	65,395	—	—
Available-for-sale financial assets (non-current)	16	9,033	35,785	—	—
Other assets	17	8,888	10,145	—	—
Deferred income tax assets	18	417	581	—	—

		74,612	176,885	168,063	174,764

Current assets
Inventories		30	387	—	—
Trade and other receivables	19	8,119	10,497	3,873	8,887
Available-for-sale financial assets (current)	20	42,347	3,553	—	—
Other current assets	23	1,586	1,683	—	—
Restricted cash	22	3,000	5,000	—	—
Cash and cash equivalents	21	63,997	70,989	3	380

		119,079	92,109	3,876	9,267

TOTAL ASSETS		193,691	268,994	171,939	184,031

LIABILITIES
Current liabilities
Trade and other payables	24	15,096	19,530	506	416
Short-term borrowings	25	11,774	12,413	—	—
Other current liabilities	26	6,852	7,433	—	—
Income tax liabilities	8	4,251	4,980	—	—

		37,973	44,356	506	416

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2011

(Amounts in United States dollars)

	Note	Group		Company
		2011	2010	2011	2010
		US$’000	US$’000	US$’000	US$’000

Non-current liabilities
Accrued pension liabilities	27	171	197	—	—
Deferred tax liabilities	18	664	1,127	—	—
Other liabilities	28	11	6,561	—	—

		846	7,885	—	—

TOTAL LIABILITIES		38,819	52,241	506	416

NET ASSETS		154,872	216,753	171,433	183,615

EQUITY
Capital, reserves and non-controlling interests
Share capital	29(a)	209,643	215,201	209,643	215,201
Share option reserve	29(b)	12,378	11,480	12,378	11,480
Statutory reserves	29(d)	3,022	3,022	—	—
Accumulated losses		(82,294)	(11,038)	(36,175)	(35,691)
Fair value reserve	29(f)	38,521	21,899	—	—
Foreign currency translation reserve		(23,402)	(21,465)	(14,413)	(7,375)

Equity attributable to equity holders of the Company		157,868	219,099	171,433	183,615
Non-controlling interests		(2,996)	(2,346)	—	—

TOTAL EQUITY		154,872	216,753	171,433	183,615

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(Amounts in United States dollars)

	Note	Group
		2011	2010
		US$’000	US$’000

Revenue	4	33,996	65,081
Cost of revenue		(14,912)	(21,510)

Gross profit		19,084	43,571

Product development and engineering expenses		(2,001)	(7,301)
Selling and marketing expenses		(10,685)	(21,589)
General and administrative expenses		(20,407)	(31,787)
Other operating income	5	14,826	86,449
Other operating expenses	6	(24,145)	(34,875)
Finance expenses	7	(426)	(370)
Share of loss of associates	15	(48,239)	(20,400)

(Loss) / Profit before tax		(71,993)	13,698
Income tax benefit / (expense)	8	245	(7,260)

(Loss) / Profit from continuing operations	10	(71,748)	6,438

Discontinued operations
Profit / (Loss) from discontinued operations	9	52	(128)

(Loss) / Profit for the year		(71,696)	6,310

Attributable to:
Equity holders of the Company		(71,256)	7,606
Non-controlling interests		(440)	(1,296)

		(71,696)	6,310

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(Amounts in United States dollars)

	Group
	2011 US$’000	2010 US$’000

(Loss) / Profit for the year	(71,696)	6,310

Other comprehensive income:
Change in fair value adjustment on available-for-sale financial assets	16,622	19,532
Currency translation differences recognised directly in equity	(1,937)	4,795
Deconsolidation of business - T2CN	—	(1,555)

Other comprehensive income for the year, net of tax	14,685	22,772

Total comprehensive (loss) / income for the year	(57,011)	29,082

Total comprehensive (loss) / income attributable to:
Equity holders of the Company	(56,571)	30,286
Non-controlling interests	(440)	(1,204)

	(57,011)	29,082

	2011 US$	2010 US$
(Loss) / Earnings Per Share attributable to equity holders of the Company (Dollar)
- Basic
(Loss) / Profit from continuing operations	(1.31)	0.14
Profit / (Loss) from discontinued operations	—	—

(Loss) / Profit for the year	(1.31)	0.14

- Diluted
(Loss) / Profit from continuing operations	(1.31)	0.13
Profit / (Loss) from discontinued operations	—	—

(Loss) / Profit for the year	(1.31)	0.13

Weighted average shares used to compute (loss) / earnings per share attributable to equity holders of the Company (Note 30) (‘000)
Basic	54,268	55,834

Diluted	54,268	59,291

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(Amounts in United States dollars)

Group	Attributable to equity holders of the Company
	Share capital	Share option reserve	Statutory reserves	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2010	211,540	10,188	3,737	(19,359)	2,611	(24,857)	183,860	1,615	185,475

Net loss for the year	—	—	—	7,606	—	—	7,606	(1,296)	6,310
Other comprehensive income for the year	—	—	—	—	19,288	3,392	22,680	92	22,772

Total comprehensive income for the year	—	—	—	7,606	19,288	3,392	30,286	(1,204)	29,082

Contribution by and distribution to owners
Issuance of common shares	1,179	(1,005)	—	—	—	—	174	—	174
Cumulative dividend to non-controlling interests	—	—	—	—	—	—	—	(148)	(148)
Recognition of share-based payments	—	2,961	—	—	—	—	2,961	53	3,014

	1,179	1,956	—	—	—	—	3,135	(95)	3,040

Changes in ownership interest in subsidiaries
Deconsolidation of business - T2CN	112	(664)	(715)	715	—	—	(552)	(3,276)	(3,828)
Acquisition of business - IAHGames	2,192	—	—	—	—	—	2,192	1,192	3,384
Acquisition of shares of UIM	178	—	—	—	—	—	178	(578)	(400)

	2,482	(664)	(715)	715	—	—	1,818	(2,662)	(844)

Balance at 31 December 2010	215,201	11,480	3,022	(11,038)	21,899	(21,465)	219,099	(2,346)	216,753

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(Amounts in United States dollars)

Group	Attributable to equity holders of the Company
	Share capital	Share option reserve	Statutory reserves	Retained earnings/ (Accumulated Losses)	Fair value reserve	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2011	215,201	11,480	3,022	(11,038)	21,899	(21,465)	219,099	(2,346)	216,753

Net loss for the year	—	—	—	(71,256)	—	—	(71,256)	(440)	(71,696)
Other comprehensive income for the year	—	—	—	—	16,622	(1,937)	14,685	—	14,685

Total comprehensive income for the year	—	—	—	(71,256)	16,622	(1,937)	(56,571)	(440)	(57,011)

Contribution by and distribution to owners
Issuance of common shares	267	(267)	—	—	—	—	—	—	—
Share repurchase and retirement of common shares	(5,825)	—	—	—	—	—	(5,825)	—	(5,825)
Cumulative dividend to non-controlling interests	—	—	—	—	—	—	—	(321)	(321)
Recognition of share-based payments	—	1,165	—	—	—	—	1,165	—	1,165

	(5,558)	898	—	—	—	—	(4,660)	(321)	(4,981)

Changes in ownership interest in subsidiary
Acquisition of OneNet	—	—	—	—	—	—	—	111	111

Balance at 31 December 2011	209,643	12,378	3,022	(82,294)	38,521	(23,402)	157,868	(2,996)	154,872

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(Amounts in United States dollars)

	Group
	2011 US$’000	2010 US$’000
Cash flows from operating activities
(Loss) / Profit before tax	(71,941)	13,570
Adjustments:
Foreign currency translation adjustment	25	(410)
Depreciation	2,080	2,092
Amortisation-intangible assets	2,299	2,731
Amortisation-deferred assets	15	48
Allowance for doubtful receivables	1,820	1,639
Loss on disposal of property, plant and equipment	49	125
Gain on deconsolidation of gaming software and service business	—	(80,250)
Gain on sale of available-for-sale financial assets	(6,299)	—
Gain on sale of T2CN	(4,739)	—
Gain on fair value changes of financial liabilities at fair value through profit or loss	—	(2,595)
Share-based compensation	1,165	3,014
Reversal of impairment loss on property, plant and equipment	—	(107)
Impairment loss on prepaid licensing fees and intangible assets	8,299	4,455
Share of loss of associated companies	48,239	20,400
Impairment loss on available-for-sale financial assets (non-current)	679	4,500
Loss on deconsolidation of T2CN	—	21,990
Impairment loss on investments in associates	12,648	177
Unrealised exchange loss / (gain) on available-for-sale financial assets (non-current)	224	(2,927)
Gain on cancellation of warrant liabilities	(665)	—
Interest expense	426	370
Interest income	(767)	(956)
Other	200	(125)

Operating loss before working capital changes	(6,243)	(12,259)
Inventories	915	(272)
Trade and other receivables	(1,000)	4,497
Other current assets	1,504	(586)
Other assets	(3,959)	(4,074)
Trade and other payables	(2,386)	6,996
Other current liabilities	(605)	911
Accrued pension liabilities	(98)	(32)
Other liabilities	3	(1,183)

Cash used in operating activities	(11,869)	(6,002)
Income taxes paid	(783)	(3,799)

Net cash used in operating activities	(12,652)	(9,801)

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(Amounts in United States dollars)

	Group
	2011 US$’000	2010 US$’000

Cash flows from investing activities
Decrease / (increase) in restricted cash	2,000	(4,068)
Proceeds from disposal of T2CN	4,739	—
Proceeds from disposal of available-for-sale financial assets	9,899	—
Purchase of property, plant and equipment	(768)	(3,784)
Proceeds from disposal of property, plant and equipment	117	119
Proceeds from disposal of gaming software and service business, net of transaction cost	—	85,669
Purchase of available-for-sale financial assets (non-current)	—	(1,500)
Purchase of investment in associates	—	(5,261)
Purchase of intangible assets	(1,274)	(2,317)
Acquisition of business, net of cash acquired	11	(5,831)
Deconsolidation of business - T2CN	—	(12,903)
Increase in loan receivable	(5,243)	(13,804)
Decrease / (increase) in refundable deposit	185	(146)
Cash dividends received from equity method investees	1,907	945
Other	(22)	—
Interest received	770	781

Net cash generated from investing activities	12,321	37,900

Cash flows from financing activities
Repayment of short-term borrowings	(400)	(12,543)
Repurchase and retirement of common shares	(5,825)	—
Cash received from the exercise of share options	—	174
Other	—	5
Interest paid	(436)	(312)

Net cash used in financing activities	(6,661)	(12,676)

Net (decrease) / increase in cash and cash equivalents	(6,992)	15,423

Cash and cash equivalents at the beginning of the financial year	70,989	55,566

Cash and cash equivalents at the end of the financial year	63,997	70,989

The accompanying notes are an integral part of the financial statements.

GIGAMEDIA LIMITED

(Incorporated in Singapore)

AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2011

(Amounts in United States dollars)

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1.	GENERAL INFORMATION

GigaMedia Limited (the “Company”) is a limited liability company domiciled and incorporated in Singapore. The address of its registered office is at 80 Robinson Road, #02-00, Singapore 068898. Its principal place of business is at 10th Floor, 392 Ruiguang Road, Taipei, Taiwan, 114 Republic of China.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries are providing online entertainment software and services.

The financial statements for the year ended 31 December 2011 were authorised for issue in accordance with a resolution of the Board of Directors on 8 May 2012.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements expressed in United States dollars (“US$”) and all values are rounded to nearest thousand (US$’000) as indicated have been prepared in accordance with Singapore Financial Reporting Standards (“FRS”) and under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and critical accounting estimates and assumptions involving a higher degree of judgement or complexity, are disclosed in Note 3.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of new and revised standards (Continued)

On 1 January 2011, the Group adopted the new or amended FRS and Interpretations to FRS (“INT FRS”) that are mandatory for application from that date. Changes to the Group’s accounting policies have been made as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS. The adoption of these new or amended FRS and INT FRS did not result in substantial changes to the Group’s and Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years, except as disclose below:

Revised FRS 24 Related Party Disclosures

From 1 January 2011, the Group has applied the revised FRS 24 Related Party Disclosures to identify parties that are related to the Group and to determine the disclosures to be made on transactions and outstanding balances, including commitments, between the Group and its related parties. FRS 24 improved the definition of a related party in order to eliminate inconsistencies and ensure symmetrical identification of relationships between two parties.

The adoption of the revised FRS 24 has not resulted in additional parties being identified as related to the Group. Transactions and outstanding balances, including commitments, with all related parties for the current and comparative years have been disclosed accordingly in Note 34 to the financial statements.

The adoption of the revised FRS 24 affects only the disclosures made in the financial statements. There is no financial effect on the results and financial position of the Group for the current and previous financial years. Accordingly, the adoption of the revised FRS 24 has no impact on earnings per share.

Standards issued but not yet effective

The Group has not applied the following accounting standards and interpretations that have been issued as of the balance sheet date but are not yet effective:

Description	Effective for annual periods beginning on or after

Amendment to FRS 107 Disclosures - Transfer of Financial Assets	1 July 2011
Amendment to FRS 101 Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	1 July 2011
Amendments to FRS 12 Deferred Tax - Recovery of Underlying Assets	1 January 2012
Amendments to FRS 1 Presentation of Items of Other Comprehensive Income	1 July 2012
FRS 19 Employee Benefits	1 January 2013
FRS 27 Separate Financial Statements	1 January 2013
FRS 28 Investments in Associates and Joint Ventures	1 January 2013
FRS 110 Consolidated Financial Statements	1 January 2013
FRS 111 Joint Arrangements	1 January 2013
FRS 112 Disclosure of Interests in Other Entities	1 January 2013
FRS 113 Fair Value Measurements	1 January 2013
Amendment to IFRS7 Disclosures - Offsetting Financial Assets and Financial Liabilities	1 January 2013
Amendment to IAS 32 Offsetting Financial Assets and Financial Liabilities	1 January 2013

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Standards issued but not yet effective (Continued)

Except for the Amendments to FRS 1, revised FRS 19, FRS 110 and revised FRS 112, the directors expect that the adoption of the other standards and interpretations above will have no material impact on the financial statements in the period of initial application. The nature of the impending changes in accounting policy on adoption of the Amendments to FRS 1, revised FRS 19, FRS 110 and revised FRS 112 is described below.

Amendments to FRS 1 - Presentation of Items of Other Comprehensive Income

The Amendments to FRS 1 Presentation of Items of Other Comprehensive Income (OCI) is effective for financial periods beginning on or after 1 July 2012.

The Amendments to FRS 1 changes the grouping of items presented in OCI. Items that could be reclassified to profit or loss at a future point in time would be presented separately from items which will never be reclassified. As the Amendments only affect the presentations of items that are already recognised in OCI, the Group does not expect any impact on its financial position or performance upon adoption of this standard.

FRS 19 Employee Benefits

The amendments to FRS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of FRS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognised immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

The amendments to FRS 19 are effective for annual periods beginning on or after 1 January 2013 and require retrospective application with certain exceptions. The directors anticipate that the amendments to FRS 19 will be adopted in the Group’s consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the amendments to FRS 19 may have impact on amounts reported in respect of the Group’s defined benefit plans. However, the directors have not yet performed a detailed analysis of the impact of the application of the amendments and hence have not yet quantified the extent of the extent of the impact.

FRS 110 Consolidated Financial Statements

FRS 110 is effective for annual periods beginning on or after 1 January 2013.

FRS 110 replaces all of the guidance on control and consolidation in FRS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The same criteria are now applied to all entities to determine control.

FRS 110 introduces a revised definition of control that focuses on the need to have both power and variable returns before control is present. This definition is supported by extensive application guidance that addresses the different ways in which reporting entity might control another entity, including:

•	Control with less than half of the voting rights (known as de facto control);

•	Participating and protective rights (often known as veto rights) given to investors;

•	Determining whether an entity has control (is a principal) or is acting as agent for other parties;

•	Potential voting rights and when they are considered as substantive.

The Group is in the process of assessing their impact on future accounting periods.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Standards issued but not yet effective (Continued)

FRS 112 Disclosure of Interests in Other Entities

FRS 112 is effective for financial periods beginning on or after 1 January 2013.

FRS 112 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. FRS 112 requires an entity to disclose information that helps users of its financial statements to evaluate the nature and risks associated with its interests in other entities and the effects of those interests on its financial statements. The Group is currently determining the impact of the disclosure requirements. As this is a disclosure standard, it will have no impact to the financial position and financial performance of the Group when implemented in 2013.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group accounting

(a)	Subsidiaries

(i)	Basis of Consolidation

From 1 January 2010

Subsidiaries are entities (including special purpose entities) over which the Group has power to govern the financial and operating policies so as to obtain benefits from its activities, generally accompanied by a shareholding giving rise to a majority of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated but are considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests are that part of the net results of operations and of net assets of a subsidiary attributable to the interests which are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and balance sheet. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Prior to 1 January 2010

Certain of the above-mentioned requirements were applied on a prospective basis. The following differences, however, are carried forward in certain instances from the previous basis of consolidation:

•

Losses incurred by the Group were attributed to the non-controlling interest until the balance was reduced to nil. Any further losses were attributed to the Group, unless the non-controlling interest had a binding obligation to cover these. Losses prior to 1 January 2010 were not reallocated between non-controlling interest and the equity holders of the Company.

(ii)	Acquisition of businesses

From 1 January 2010

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognised in accordance with FRS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured until it is finally settled within equity.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group accounting (Continued)

(a)	Subsidiaries (Continued)

(ii)	Acquisition of businesses (Continued)

From 1 January 2010 (Continued)

In business combinations achieved in stages, previously held equity interests in the acquiree are remeasured to fair value at the acquisition date and any corresponding gain or loss is recognised in profit or loss.

For non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation, the Group elects on an acquisition-by-acquisition basis whether to recognise them either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets, at the date of acquisition.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Prior to 1 January 2010

In comparison to the above-mentioned requirements, the following differences applied:

•

Transactions costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interests were measured at the proportionate share of the acquiree’s identifiable net assets.

•

Business combinations achieved in stages were accounted for as separate steps. Adjustments to those fair values relating to previously held interests are treated as a revaluation and recognised in equity. Any additional acquired share of interest did not affect previously recognised goodwill.

•

Contingent consideration was recognised if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognised as part of goodwill.

(iii)	Disposals of subsidiaries or businesses

From 1 January 2010

The assets and liabilities of the subsidiary, including any goodwill, are derecognised when a change in the Company’s ownership interest in a subsidiary results in a loss of control over the subsidiary. Amounts recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

Any retained interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained investment at the date when control is lost and its fair value is recognised in profit or loss. Subsequently, the retained interest is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

Prior to 1 January 2010

In comparison to the above-mentioned requirements, the following differences applied:

•

Upon loss of control, the Group accounted for the investment retained at its proportionate share of net asset value at the date control was lost. The carrying values of such investments as at 1 January 2010 have not been restated.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group accounting (Continued)

(a)	Subsidiaries (Continued)

(iii)	Disposals of subsidiaries or businesses (Continued)

Discontinued operations

For 2011 and 2010, a portion of the Group’s revenues was generated from its Internet access and service business. The Group disposed of the remaining portion of its Internet access and service business in September 2008, and as a result has classified the income from these revenue-generating activities as part of discontinued operations. (See Note 9 for additional information).

The Internet access and service business revenues were recorded net of discounts and net of fees paid to cable companies, and were recognised on a straight-line basis over the subscription period or for the period in which the service was performed. Any advance payment receipts were recorded as deferred revenues included in other current liabilities in the consolidated balance sheets and were amortised over the subscription period. The sale of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers were recognised when products were delivered or services were provided.

(b)	Transactions with non-controlling interests

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Group. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognised in a separate reserve within equity attributable to the equity holders of the Company.

(c)	Associates

Associates are entities over which the Group exercises significant influence, but not control, over the financial and operating policy decision, generally accompanied by a shareholding giving rise to voting rights of 20% and above but not exceeding 50%. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting less impairment losses, if any.

Investments in associates are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associates represents the excess of the cost of acquisition of the associate over the Group’s share of the fair value of the identifiable net assets of the associate and is included in the carrying amount of the investments.

In applying the equity method of accounting, the Group’s share of its associates’ post-acquisition profits or losses are recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. These post-acquisition movements and distributions received from the associates are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associates, including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has obligations or has made payments on behalf of the associates.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Group accounting (Continued)

(d)	Associated companies

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of associates have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

Investments in associates are derecognised when the Group loses significant influence. Any retained interest in the entity is remeasured at its fair value. The difference between the carrying amount of the retained investment at the date when significant influence is lost and its fair value is recognised in profit or loss.

Gains and losses arising from partial disposals or dilutions in investments in associates in which significant influence are retained are recognised in profit or loss.

Subsidiaries and associates

Investments in subsidiaries and associates are carried at cost less accumulated impairment losses in the Company’s balance sheet. On disposal of investments in subsidiaries and associates, the difference between disposal proceeds and the carrying amounts of the investments are recognised in profit or loss.

Currency translation

Functional and presentation currency

The Company’s functional currency is New Taiwan dollars. Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars (“US$” or “US dollars”) which is the Group’s and the Company’s presentation currency as operations denominated in U.S. dollars represented a significant portion of the business.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are measured in the respective functional currencies of the Company and its subsidiaries and are recorded on initial recognition in the functional currencies at exchange rates approximating those ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at the balance sheet date are recognised in profit or loss except for exchange differences arising on monetary items that form part of the Group’s net investment in foreign operations, which are recognised initially in other comprehensive income and accumulated under foreign currency translation reserve in equity in the consolidated financial statements. The foreign currency translation reserve is reclassified from equity to profit or loss of the Group on disposal of the foreign operation.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Currency translation (Continued)

Translation of the Group’s financial statements

The assets and liabilities of foreign operations are translated at the rate of exchange ruling at the balance sheet date and their profit or loss are translated at the exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognised in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognised in the profit or loss.

In the case of a partial disposal without loss of control of a subsidiary that includes a foreign operation, the proportionate share of the cumulative amount of the exchange differences are re-attributed to non-controlling interest and are not recognised in profit or loss. For partial disposals of associates or jointly controlled entities that are foreign operations, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. The cost of an item of property, plant and equipment initially recognised includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Cost also includes borrowing costs (see the accounting policy for borrowing costs as set out in this Note). The cost of an item of property, plant and equipment including subsequent expenditure is recognised as an asset if, and only if, it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When significant parts of property, plant and equipment is required to be replaced in intervals, the Group recognises such parts as individual assets with specific lives and depreciation, respectively. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance expenses are recognised in profit or loss when incurred.

After initial recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment loss.

Freehold land and equipment under installation are not depreciated. Depreciation is calculated using a straight-line method to allocate the depreciable amounts of property, plant and equipment over their estimated useful lives. The estimated useful lives are as follows:

Categories	Years

Buildings	50
Information and communication equipment	2 to 5
Transportation equipment	5 to 10
Office furniture and equipment	3 to 5
Leasehold improvements	3 to 5

Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter.

Equipment under installation includes computer server and other electronic equipment which have not been fully installed of balance sheet date. Equipment under installation is reclassified to information and communication equipment, office furniture and equipment and transportation equipment when ready for use.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, plant and equipment (Continued)

The residual value, estimated useful life and depreciation method are reviewed, and adjusted as appropriate, at each balance sheet date to ensure that the amount, method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. Fully depreciated assets are retained in the financial statements until they are no longer in use.

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits will flow to the Group and the cost can be reliably measured. Other repair and maintenance is recognised as an expense during the financial year in which it is incurred.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss on retirement or disposal is determined as the difference between any sales proceeds and the carrying amounts of the asset and is recognised in the profit or loss within “Other income (expenses)”.

Intangible assets

(i)	Goodwill on acquisition

Goodwill on acquisitions of subsidiaries and businesses on or after 1 January 2010 represents the excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the net identifiable assets acquired.

Goodwill on acquisition of subsidiaries and businesses prior to 1 January 2010 and on acquisition of associates represents the excess of the cost of the acquisition over the fair value of the Group’s share of the net identifiable assets acquired.

Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses (see the accounting policy for impairment in this Note).

Goodwill on associates is included in the carrying amount of the investments.

Gains and losses on the disposal of subsidiaries and associates include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

The cash-generating unit to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the cash-generating unit may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised in profit or loss. Impairment losses recognised for goodwill are not reversed in subsequent periods.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets (Continued)

(i)	Goodwill on acquisition (Continued)

Where goodwill forms part of a cash-generating unit and part of the operation within that cash-generating unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative fair values of the operations disposed of and the portion of the cash-generating unit retained.

Goodwill and fair value adjustments arising on the acquisition of foreign operation on or after 1 January 2005 are treated as assets and liabilities of the foreign operations and are recorded in the functional currency of the foreign operations and translated in accordance with the accounting policy set out in this Note.

Goodwill and fair value adjustments which arose on acquisitions of foreign operation before 1 January 2005 are deemed to be assets and liabilities of the Company and are recorded in New Taiwan dollars at the rates prevailing at the date of the acquisition.

(ii)	Trademarks

Trademarks with definite lives are being amortised over their estimated useful lives, and are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight-line method over their estimated useful lives. Trademarks with an indefinite useful life are not amortised and are carried at cost less accumulated impairment losses.

(iii)	Other intangible assets

Intangible assets acquired separately are measured on initial recognition at cost, which includes the purchase price and other directly attributable cost of preparing the asset for its intended use. The cost of intangible assets acquired in a business combination is their fair values at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and are recognised in profit or loss in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be finite.

Intangible assets with finite lives are amortised on a straight-line basis over the estimated economic useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the profit or loss in the expense category consistent with the function of the intangible asset.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the profit or loss when the asset is derecognised.

Other intangible assets comprise completed technology, non-competition agreement, capitalised software cost, customer relationships and others. Amortisation is calculated using a straight-line method to allocate the cost of other intangible assets over their estimated useful lives ranging from 3 to 9 years.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets (Continued)

(iii)	Other intangible assets (Continued)

Costs directly attributable to the development of software are capitalised as intangible assets only when technical feasibility of the project is demonstrated, the Group has an intention and ability to complete and use the software and the costs can be measured reliably. Such costs include purchases of materials and services and payroll-related costs of employees directly involved in the project.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when an annual impairment assessment for an asset is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely dependent on those from other assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows expected to be generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s cash-generating units to which the individual assets are allocated. These budgets and forecasts calculations are generally covering a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth years.

Impairment losses are recognised in profit or loss in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. This increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised previously. Such reversal is recognised in the profit and loss.

Financial assets

Initial recognition and measurement

Financial assets are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. Financial assets are initially recognised at fair value plus, in the case of financial assets classified as held-to-maturity, directly attributable transaction costs.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets (Continued)

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the nature of the assets and the purpose for which the assets were acquired. Management determines the classification of its financial assets at initial recognition and for held-to-maturity investments, re-evaluates this designation at every balance sheet date. As at the balance sheet date, the Group has no financial assets in the category of held-to-maturity and fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification, as follows:

(i)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those expected to be realised later than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables comprise cash and cash equivalents, trade and other receivables, including amounts due from related parties.

Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest rate method, less impairment. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, and through the amortisation process.

(ii)	Available-for-sale financial assets

Available-for-sale financial assets include equity and debt securities. Equity investments classified as available-for-sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Assets in this category are presented as non-current assets unless the investment matures or management intends to dispose of the assets within 12 months after the balance sheet date.

After initial recognition, available-for-sale financial assets are subsequently measured at fair value. Any gains or losses arising from changes in fair value of the financial assets are recognised in other comprehensive income, except that impairment losses, foreign exchange gains and losses on monetary instruments and interest calculated using the effective interest method are recognised in profit or loss. The cumulative gain or loss previously recognised in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is derecognised.

Investments in equity instruments whose fair value cannot be reliably measured are stated at cost less impairment loss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets (Continued)

(ii)	Available-for-sale financial assets (Continued)

Derecognition

Financial assets are derecognised when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognised in other comprehensive income is recognised in profit or loss.

All regular way purchases and sales of financial assets are recognised or derecognised on the trade date, i.e. the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of the assets within the period generally established by regulation or convention in the marketplace concerned.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired.

(i)	Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be recognised are not included in a collective assessment of impairment.

An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The impairment loss is recognised in the profit or loss.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset.

To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of financial assets (Continued)

(i)	Financial assets carried at amortised cost (Continued)

If in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent that the carrying amount of the asset does not exceed its amortised cost at the reversal date. The amount of reversal is recognised in profit or loss.

(ii)	Financial assets carried at cost

If there is objective evidence (such as significant adverse changes in the business environment where the issuer operates, probability of insolvency or significant financial difficulties of the issuer) that an impairment loss on financial assets carried at cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed in subsequent periods.

(iii)	Available-for-sale financial assets

Considerations to determine whether there is objective evidence that investment securities classified as available-for-sale financial assets are impaired include (i) a significant or prolonged decline in the fair value of the investment below its costs, (ii) significant financial difficulties of the issuer or obligor, and (iii) information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in equity instrument may not be recovered. ‘Significant’ is to be evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost.

When the available-for-sale financial asset is impaired, the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss previously recognised in the profit or loss, is transferred from other comprehensive income and recognised in profit or loss. Reversals of impairment losses in respect of equity instruments are not recognised in profit or loss; increases in their fair value after impairment are recognised directly in other comprehensive income.

For debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as the financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognised in profit or loss. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increases can be objectively related to an event occurring after the impairment loss was recognised in the profit or loss, the impairment loss is reversed in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis and comprises purchase costs and includes all costs in bringing the inventories to their present location and condition.

Where necessary, allowance is provided for damaged, obsolete and slow moving items to adjust the carrying value of inventories to the lower of cost and net realisable value.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs necessary to be incurred for selling and distribution.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition. Financial liabilities are recognised initially at fair value, plus, in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value. Any gains or losses arising from changes in fair value of the financial liabilities are recognised in profit or loss.

(ii)	Other financial liabilities

Subsequent to initial recognition, other financial liabilities are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when liabilities are derecognised, and through the amortisation process.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date: whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement. For arrangements entered into prior to 1 January 2006, the date of inception is deemed to be 1 January 2006 in accordance with the transitional requirements of INT FRS 104.

(i)	As lessor

Leases where the Group retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as rental income. The accounting policy for rental income is set out in this Note. Contingent rents are recognised as revenue in the period in which they are earned.

(ii)	As lessee

Finance leases, which transfers to the Group substantially all the risks and rewards incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased item or, if lower, at the present value of the minimum lease payments. Any initial direct costs are also added to the amount capitalised. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss. Contingent rents, if any, are charged as expenses in the periods in which they are incurred. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Leases where the lessor effectively retains substantially all the risks and rewards of ownership of the leased item are classified as operating leases. Operating lease payments are recognised as an expense in the profit or loss on a straight-line basis over the lease term. The aggregate benefit of incentives provided by the lessor is recognised as a reduction of rental expense over the lease term on a straight-line basis.

Provisions

General

A provision is recognised when the Group has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. Where the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Warranty provision

Provisions for warranty related costs are recognised when the product is sold or services provided. Initial recognition is based on historical experience. The initial estimate of warranty related costs is revised annually.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

(i)	Borrowings

Borrowings are initially recorded at fair value, net of transaction costs and subsequently carried for at amortised costs using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method. Borrowings which are due to be settled within twelve months after the balance sheet date are included in current borrowings in the balance sheet even though the original term was for a period longer than twelve months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the financial statements are authorised for issue.

(ii)	Convertible redeemable preference shares

When convertible redeemable preference shares are issued, the total proceeds are allocated to the liability component and the equity component, which are separately presented on the balance sheet based on the terms of the contracts. On issuance of the convertible redeemable preference shares, the liability component is determined initially at its fair value, using a market interest rate for an equivalent non-convertible bond. It is classified as financial liabilities measured at amortised cost until the liability is extinguished on conversion or redemption of the preference shares.

The remainder of the proceeds of the shares issue is allocated to the conversion option (equity component), which is presented in shareholders’ equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible redeemable preference shares based on the allocation or proceeds to the liability and equity components when the instrument is initially recognised. When a conversion option is exercised, the carrying amount of the conversion option will be taken to share capital. When the conversion option is allowed to lapse, the carrying amount of the conversion option will be taken to retained earnings.

Borrowing costs

Borrowing costs are capitalised as part of the cost of a qualifying asset if they are directly attributable to the acquisition, construction or production of that asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditures and borrowing costs are incurred. Borrowing cost are capitalised until the assets are substantially completed for their intended use or sale. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share capital and treasury shares

Proceeds from issuance of ordinary shares are classified as share capital in equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against share capital.

When ordinary shares are reacquired (“treasury shares”), the amount of consideration paid including any directly attributable incremental costs is presented as a component within equity, until they are cancelled, sold or reissued. When treasury shares are subsequently cancelled, the cost of the treasury shares are deducted against the share capital account if the shares are purchased out of capital of the Company, or against the retained earnings of the Company, if the shares are purchased out of earnings of the Company. When treasury shares are subsequently sold or reissued pursuant to the employee share option scheme, the cost of treasury shares is reversed from the treasury shares account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in the capital reserve of the Company.

Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

A deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries and associated companies, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Revenue comprises the fair value for the sale of goods and rendering of services net of value added tax, rebates and discounts, after eliminating sales within the Group.

Multiple-Element Arrangements

The Group enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Gaming software and service revenues

In April 2010, the Group sold a 60 percent interest in its online gaming software and service business to Mangas Gaming, a French Corporation, now renamed as BetClic Everest Group (“BetClic”). Prior to the sale of the 60 percent interest in its online gaming software and service business, gaming software and service revenues were related to software products the Group developed and licensed and support services the Group provided for online real-money gaming solutions and applications.

Software licensing and support service revenues were based upon a percentage of gross receipts generated by a software licensee’s online gaming operations, and were recognised monthly. The software licensee generated revenues by providing and promoting online games of skill and chance that were available on the free download gaming software. Revenues derived from the online gaming software platform were recognised at the time games were played and were net of player winnings. Transaction fee revenues derived from the online multi-player poker platform were recognised as services were provided.

Asian online game and service revenues

Asian online game and service revenues are related to the Group’s Asian online game and service business that operates play-for-fun games online to players across Asia.

Online game revenues are earned through the sale of online game points, prepaid cards, game packs and also through the sublicensing of certain games to distributors. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet banking or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognised upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with the Group’s published game points expiration policy. Sublicensing revenues from the distributors are recognised based on end users’ activation to the game system and when the performance obligations have been completed.

The Group reports sales of virtual online game points on a gross basis. In the sales of virtual online game points, the Group acts as principal and the Group has latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to the Group’s online game services are recognised as cost of online game revenues. The Group report sublicensing revenues on a net basis. In the sublicense agreements, the Group acts as agent and the distributors are responsible for the operating and the marketing.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of the Group’s Web sites and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognised over the displayed period of the contract when the collectability is reasonably assured.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Sales of box games

Revenue from the sale of box games are recognised when all the following conditions are satisfied:

(a)	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods,

(b)	The Group retains neither continuing managerial involving to the degree usually associated to the ownership nor effective control over the goods sold,

(c)	The amount of revenue can be measured reliably,

(d)	It is probable that the economic benefits associated with the transaction will flow to the entity; and

(e)	The costs incurred or to be incurred in respect of transaction can be measured reliably.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income

Dividend income is recognised when the Company’s right to receive payment is established.

Rental income

Rental income from equipment is recognised on a straight-line basis over the term of the relevant lease.

Employees’ benefits

(i)	Retirement plan

Defined benefit pension plan

The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (“R.O.C.”) for the employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortisation of unrecognised net transition obligation and gains or losses on plan assets, is recognised based on an actuarial valuation report.

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan, North America, the PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employees’ benefits (Continued)

(ii)	Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense with a corresponding increase in the share option reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions, on the date of grant. Non-market vesting conditions are included in the estimation of the number of options under options that are expected to become exercisable on vesting date. At each balance sheet date, the Group revises its estimates of the number of shares under options that are expected to become exercisable on the vesting date. It recognises the impact of the revision of the original estimates, if any, in the profit or loss, and a corresponding adjustment to the share option reserve over the remaining vesting period.

No expense is recognised for options that do not ultimately vest, except for options where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market condition or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied. In the case where the option does not vest as a result of a failure to meet a non-vesting condition that is within the control of the Group or the employee, it is accounted for as a cancellation. In such case, the amount of the compensation cost that otherwise would be recognised over the remainder of the vesting period is recognised immediately in profit or loss upon cancellation. The share option reserve is transferred to retained earnings upon expiry of the share options.

When the options are exercised, the proceeds received (net of any directly attributable transaction costs) and the related balance previously recognised in the share option reserve are credited to the share capital account, when new ordinary shares are issued, or to the treasury shares account when treasury shares are re-issued to the employees.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employees’ benefits (Continued)

(iii)	Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability as a result of services rendered by employees up to the balance sheet date.

Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using tax rates and tax laws that have been substantively enacted by the balance sheet date in the countries where the Group operates and generates taxable income. Current income taxes are recognised in profit or loss except to the extent that the tax relates to items recognised outside profit or loss, either in other comprehensive income or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow deferred tax assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to other comprehensive income or equity, in which case the deferred tax is also dealt with in other comprehensive income or equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related parties

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group and the Company if that person:

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of the key management personnel of the Group or the Company or of a parent of the Company.

(b)	An entity is related to the Group and the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand, deposits with financial institutions, and short term, highly liquid investments readily convertible to known amounts of cash and subjected to an insignificant risk of changes in value. These also include bank overdrafts that form an integral part of the Group’s cash management.

Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group, or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent liabilities and assets are not recognised on the balance sheet of the Group, except for contingent liabilities assumed in a business combination that are present obligations and which the fair values can be reliably determined.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker responsible for allocating resources and assessing performance of the operating segments.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) is classified as assets held for sale when the sale is highly probable and the assets or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets held for sale are measured at the lower of carrying amount and fair value less costs to sell, if their carrying amount is recovered principally through a sale transaction rather than through continuing use. These non-current assets are not depreciated or amortised while they are classified as held for sale.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale and represents a separate major line of business or geographical area of operations or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

Any impairment loss on initial classification and subsequent measurement is recognised as an expense. Any subsequent increase in fair value less costs to sell (not exceeding the accumulated impairment loss that has been previously recognised) is recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3.	CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Estimates are continually evaluated and are based on historical experience and other factors, including expectations of the future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal to the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Estimated Impairment of Assets

The Group tests annually whether the goodwill and indefinite lived intangible assets has suffered any impairment, and reviews other non-financial assets annually or whenever there is any objective evidence or indication that these assets may be impaired, in accordance with the accounting policy stated in Note 2. The recoverable amounts of CGUs or the asset are determined from value-in-use calculations or fair value approach. The key assumptions for the value-in-use calculations of goodwill are those regarding the discount rates, growth rates and expected changes to revenues and costs and expenses and further details are in Note 13.

The key assumptions pertaining to available-for-sale financial assets and investment in associates are in Notes 16 and 15 respectively.

(ii)	Potential tax liabilities

The Group is subject to income taxes in numerous jurisdictions. In determining the income tax liabilities, management is required to estimate the amount of capital allowances and the deductibility of certain expenses (“potential tax liabilities”) at each tax jurisdiction.

The amount of unrecognised tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realisability. However, at this time, an estimate of the potential range of change cannot be reasonably made.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3.	CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (Continued)

(iii)	Defined benefit pension plan

Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at 31 December 2011 and 2010 were as follows:

	2011	2010

Discount rate	2.00%	1.75%
Rate of return on plan assets	2.00%	1.75%
Rate of compensation increase	1.00%	1.00%

(iv)	Share options

The Company used the Black-Scholes option-pricing model to estimate the fair value of share options granted to employees. The following summarises the assumptions used in the model for options granted during the year ended 31 December 2011 and 2010:

For the year ended 31 December	2011	2010

Option term (years)	5.99	6.48
Volatility	58.89%~63.03%	65.16%
Weighted-average volatility	59%	65.16%
Weighted-average share price	US$1.06	US$2.47
Risk-free interest rate	2.14%~2.31%	2.77%
Dividend yield	0%	0%
Weighted-average fair value of option granted during the year	US$0.60	US$1.55

The volatility measured as the standard deviation of expected share price returns was estimated based on statistical analysis of share prices over the last three years.

4.	REVENUE

	Group
	2011 US$’000	2010 US$’000

Gaming software and service revenues	—	25,820
Asian online game and service revenues	33,996	39,261

	33,996	65,081

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5.	OTHER OPERATING INCOME

	Group
	2011 US$’000	2010 US$’000

Gain on deconsolidation of gaming software and service business (Note 14(a))	—	80,250
Gain on sale of available-for-sale financial assets	6,299	—
Gain on sale of T2CN shares (Note 14(b))	4,739	—
Reversal of impairment loss on property, plant and equipment (Note 12)	—	107
Interest income	767	956
Subsidy received from tax authority	—	26
Foreign exchange gain, net	—	2,320
Gain on fair value changes of financial liabilities at FVTPL (Note 28)	—	2,595
Recovery of loss on termination of third-party contract (Note 14(d))	2,012	—
Other	1,009	195

	14,826	86,449

6.	OTHER OPERATING EXPENSES

	Group
	2011 US$’000	2010 US$’000

Loss on disposal of property, plant and equipment	49	125
Impairment loss on prepaid licensing fees and intangible assets (Note 13 and 17)	8,299	4,455
Impairment loss on available-for-sale financial assets (non-current) (Note 16)	679	4,500
Loss on deconsolidation of T2CN (Note 14(b))	—	21,990
Impairment loss on investment in associates (Note 15)	12,648	177
Allowance for doubtful receivables (Notes 19 and 14(b) )	1,820	1,639
Foreign exchange loss, net	650	—
Other	—	1,989

	24,145	34,875

7.	FINANCE EXPENSES

	Group
	2011 US$’000	2010 US$’000

Interest expense on short-term borrowings	426	370

NOTES TO THE FINANCIAL STATEMENTS (Continued)

8.	INCOME TAX (BENEFIT) / EXPENSE

Income tax (benefit) / expense

	Group
	2011 US$’000	2010 US$’000

Current income tax
- Foreign	(539)	6,893
Deferred income tax	294	367

Income tax (benefit) / expense	(245)	7,260

The tax expense on (loss) / profit differs from the amount that would arise using the Singapore standard rate of income tax as explained below:

	Group
	2011 US$’000	2010 US$’000

(Loss) / Profit before tax
- continuing operations	(71,993)	13,698
- discontinued operations	52	(128)

	(71,941)	13,570

Tax calculated at a tax rate of 17%	(12,230)	2,307

Effect of
- different tax rates in other countries	(5,588)	(6,367)
- deferred tax assets not recognised	2,786	4,571
- tax effect on undistributed earnings of equity method investees and certain subsidiaries	15	3,703
- expenses not deductible for tax purpose	14,743	2,674
- other	29	372

Tax (income) / expense	(245)	7,260

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9.	PROFIT / (LOSS) FROM DISCONTINUED OPERATIONS

The results of the Internet access and service business are as follows:

	Group
	2011 US$’000	2010 US$’000

Revenues	52	145
General and administrative expenses	—	(273)

Total profit / (loss) for the year from discontinued operations, net of tax	52	(128)

10.	(LOSS) / PROFIT FROM CONTINUING OPERATIONS

The following items have been included in arriving at (loss) / profit from continuing operations for the year:

	Group
	2011 US$’000	2010 US$’000
Charging / (Crediting):
Amortisation charge on intangible assets (Note 13)	2,299	2,731
Depreciation of property, plant and equipment (Note 12)	2,080	2,092
Foreign exchange loss / (gain) - net	650	(2,320)
Reversal of impairment loss of property, plant and equipment (Note 12)	—	(107)
Impairment loss on prepaid licensing fees and intangible assets (Notes 13 and 17)	8,299	4,455
Impairment loss on available-for-sale financial assets (non-current) (Note 16)	679	4,500
Loss on deconsolidation of T2CN (Note 14(b))	—	21,990
Impairment loss on investment in associates (Note 15)	12,648	177
Other	—	1,989
Rental expense - operating lease	2,534	2,961

11.	STAFF COSTS

	Group
	2011 US$’000	2010 US$’000

Wages and salaries	14,697	26,836
Employee equity-settled share-based payment	1,165	3,014
Employee expense relating to defined benefit and contribution pension plans	892	988
Termination benefits	(36)	281

	16,718	31,119

Key management remuneration is disclosed in Note 34.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	PROPERTY, PLANT AND EQUIPMENT

Group	Freehold land	Buildings	Information and communication equipment	Office furniture and equipment	Transportation equipment	Leasehold improvements	Equipment under installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2010	694	1,184	7,939	915	147	2,643	1	13,523
Additions	—	—	671	237	—	655	1,012	2,575
Disposals	—	—	(829)	(318)	(50)	(881)	—	(2,078)
Reclassification	—	—	122	(30)	—	—	(92)	—
Acquisition of business - IAHGames	—	—	1,800	99	44	249	—	2,192
Deconsolidation of business - T2CN	—	—	(3,624)	(36)	—	(647)	—	(4,307)
Currency translation difference	69	116	486	39	11	114	—	835

At 31 December 2010	763	1,300	6,565	906	152	2,133	921	12,740
Additions	—	—	404	83	—	88	193	768
Disposals	—	—	(120)	(137)	—	(621)	—	(878)
Reclassification	—	—	803	46	—	72	(921)	—
Acquisition of business - OneNet	—	—	825	46	—	136	—	1,007
Consolidation of business - Monsoon	—	—	15	—	—	—	—	15
Currency translation difference	(29)	(49)	(188)	(16)	(4)	(27)	(5)	(318)

At 31 December 2011	734	1,251	8,304	928	148	1,781	188	13,334

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	PROPERTY, PLANT AND EQUIPMENT (Continued)

Group	Freehold land	Buildings	Information and communication equipment	Office furniture and equipment	Transportation equipment	Leasehold improvements	Equipment under installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Accumulated depreciation and impairment
At 1 January 2010	208	499	4,455	534	120	1,718	—	7,534
Depreciation charge	—	17	1,263	148	22	642	—	2,092
Disposals	—	—	(719)	(314)	(50)	(751)	—	(1,834)
Transfer from / (out to) intangible assets	—	—	29	(24)	—	—	—	5
Acquisition of business - IAHGames	—	—	1,564	72	15	226	—	1,877
Deconsolidation of business - T2CN	—	—	(2,426)	(13)	—	(572)	—	(3,011)
Currency translation difference	6	34	308	24	9	86	—	467
(Reversal of) impairment charge	(187)	(198)	278	—	—	—	—	(107)

At 31 December 2010	27	352	4,752	427	116	1,349	—	7,023
Depreciation charge	—	18	1,409	219	13	421	—	2,080
Disposals	—	—	(112)	(90)	—	(510)	—	(712)
Transfer from intangible assets	—	—	20	—	—	—	—	20
Acquisition of business - OneNet	—	—	290	30	—	91	—	411
Acquisition of business - Monsoon	—	—	6	—	—	—	—	6
Currency translation difference	(1)	(14)	(132)	(8)	(4)	(23)	—	(182)

At 31 December 2011	26	356	6,233	578	125	1,328	—	8,646

Net book value
At 31 December 2011	708	895	2,071	350	23	453	188	4,688

At 31 December 2010	736	948	1,813	479	36	784	921	5,717

The Group has pledged land and buildings having a net book value of US$1.6 million (2010: US$1.7 million) as collateral for bank borrowings as of 31 December 2011 (See Note 25 for additional information).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	PROPERTY, PLANT AND EQUIPMENT (Continued)

In 2011 and 2010, the Group recorded a reversal of impairment loss of US$Nil and US$385 thousand, respectively, related to land and buildings. The land and building were valued based on the quoted prices of similar assets in the market.

In 2011 and 2010, the Group recorded an impairment charge of US$Nil and US$278 thousand, respectively, related to information and communication equipment. The impairment charge for the equipment was related to servers used in certain licensed games or internally developed games within its Asian online game and service segment for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.

13.	INTANGIBLE ASSETS

	Group
	2011 US$’000	2010 US$’000

Goodwill arising on acquisition of business	28,437	39,493
Trademarks	11,711	12,173
Others	3,823	7,596

	43,971	59,262

(a)	Goodwill arising on acquisition of business

	Group
	2011 US$’000	2010 US$’000
Cost
At 1 January	41,748	58,520
Acquisition of business - IAHGames (Note 14(c))	—	12,188
Acquisition of business - OneNet	1,049	—
Deconsolidation of business - T2CN (Note 14(b))	—	(31,603)
Reversal of contingent payment of minimum guarantee under licensing agreement	(5,885)	—
Currency translation difference	(1,123)	2,643

At 31 December	35,789	41,748

Accumulated impairment
At 1 January	2,255	14,103
Deconsolidation of business - T2CN (Note 14(b))	—	(14,103)
Impairment charges	5,097	2,255

At 31 December	7,352	2,255

Net book value	28,437	39,493

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	INTANGIBLE ASSETS (Continued)

(a)	Goodwill arising on acquisition of business (Continued)

Provisional accounting for acquisition of IAHGames

In July 2010, a contingent payment of minimum guarantee under licensing agreement has been identified arising from this acquisition. Management and their in-house legal counsel has determined, on a provisional basis, that the fair value of the contingent payment is $5,885 thousand, as the Group was still in discussion with the game developer to waive or reduce the minimum guarantee. In 2011, the Group has received objective evidence that the game developer is highly unlikely to demand repayment for this amount and thus, this amount has been adjusted against Goodwill.

Impairment tests for goodwill

Goodwill acquired through business combinations have been allocated to the Group’s cash-generating units (CGUs), which are as follows:

	2011	2010
	US$’000	US$’000

FunTown Group	28,437	29,560
IAHGames	—	9,933

	28,437	39,493

The recoverable amount of a CGU was determined based on value-in-use calculations. Cash flow projections used in these calculations were based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period were extrapolated using the estimated growth rates stated below. The growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

Key assumption used for value-in-use calculations:

	2011		2010
	FunTown group	IAHGames	FunTown group	IAHGames

Operating margin (1)	36.1%	(1.2)%	41.2%	14.9%
Growth rate (2)	0.0%	3.0%	0.0%	3.0%
Discount rate (3)	20.3%	15.8%	19.4%	22.5%

(1)	Budgeted operating margin.
(2)	Weighted average growth rate used to extrapolate cash flows beyond the budget period.
(3)	Pre-tax discount rate applied to the pre-tax cash flow projections.

Further key assumptions pertain to continuous popularity of current games as well as successful launch of a new game in the near future. These assumptions were used for the analysis of each CGU. Management determined budgeted operating margin based on past performance and its expectations of the market development. The weighted average growth rates used were consistent with the forecasts included in industry reports. The discount rates used were pre-tax and reflected specific risks relating to the relevant segments.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	INTANGIBLE ASSETS (Continued)

(a)	Goodwill arising on acquisition of business (Continued)

Management recognises that the speed of technological change and the possibility of new entrants can have a significant impact on growth rate assumptions.

In 2010, the remaining balance of goodwill on acquisition (Note 14(b)) of T2CN US$17.5 million has been derecognised due to deconsolidation of T2CN starting from 1 July 2010.

Goodwill from acquisition of IAHGames with a carrying amount of US$12.2 million was written down to its estimated fair value of US$9.9 million as of 31 December 2010, and fully written down to US$Nil as of 31 December 2011, after reversal of a contingent liability related to a game recorded in connection with the IAH acquisition for US$5.9 million as the likelihood of payment was significantly reduced, resulting in an impairment charge of US$4.0 million and US$2.3 million in 2011 and 2010, respectively, which is included within other operating expenses in the statement of comprehensive income. The impairment charge resulted as the Group’s estimates of future cash flows for IAHGames’ business had been reduced due to lower than expected operating performance results in 2011 and 2010, indicating that the carrying amount of the goodwill from the acquisition of IAHGames could not be fully recovered as of 31 December 2011 and 2010, respectively.

Goodwill from the acquisition of OneNet Co., Ltd. (“OneNet”) with a carrying amount of US$1.0 million was fully written down to US$Nil as of 31 December 2011, resulting in an impairment charge of US$1.0 million in 2011, which is included within operating expenses in the income statements. The impairment charge resulted as the Group’s estimates of future cash flows for OneNet’s business had been reduced due to lower than expected operating performance results in 2011, indicating that the carrying amount of the goodwill from the acquisition of OneNet could not be fully recovered as of 31 December 2011.

(b)	Trademarks

	Group
	2011	2010
	US$’000	US$’000

At 1 January	12,173	11,085
Currency translation difference	(462)	1,088

At 31 December	11,711	12,173

The above includes trademarks with indefinite useful life of approximately US$11.7 million (2010: US$12.2 million) as of 31 December 2011, which are not amortised. No impairment of trademarks has been identified for 2011 and 2010.

Trademarks are treated as having indefinite useful live as management expects to continue the related business indefinitely and all other conditions for treatment as an intangible with an indefinite useful life has been met.

The CGU which the above belongs to is the Funtown Group and key assumption pertaining to the impairment testing can be found at Note 13 (a).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	INTANGIBLE ASSETS (Continued)

(c)	Other intangible assets

	Group
	2011 US$’000	2010 US$’000

At 1 January	7,596	7,839
Acquisition of business - IAHGames (Note 14(c))	—	3,272
Additions and capitalised during the year	1,265	1,149
Amortisation for the year	(2,299)	(2,731)
Impairment charges	(2,583)	(1,330)
Deconsolidation of business - T2CN (Note 14(b))	—	(1,098)
Currency translation difference	(156)	495

At 31 December	3,823	7,596

Cost	16,245	18,511
Accumulated amortisation and impairment	(12,422)	(10,915)

Net book value	3,823	7,596

In 2011 and 2010, the Group recorded an impairment charge of US$40 thousand and US$1.0 million related to capitalised software costs, respectively. The impairment charges for the capitalised software costs were the result of certain projects within its Asian online game and service segment that the Group ceased further development on and as a result the Group recorded a full impairment to the carrying value of the assets related to these projects.

In addition, as of 31 December 2010, the non-compete contracts resulting from the acquisition of IAHGames with carrying amounts of US$323 thousand were fully written down, resulting in an impairment charge of US$323 thousand; and as of 31 December 2011, the favourable lease right resulting from the acquisition of IAHGames with a carrying amount of US$2.5 million was fully written down, resulting in an impairment charge of US$2.5 million. The impairment charges resulted as the Group’s estimates of future cash flows related to the non-compete contracts and favourable lease rights which are part of the IAHGames CGU, which indicated that the carrying amount of the CGU to which non-compete contracts and favourable lease right might belong could not be recovered as of 31 December 2011 and 2010, respectively.

(d)	Amortisation expense and impairment loss included in the consolidated statement of comprehensive income is analysed as follows:

	Group
	2011	2010
Amortisation expense	US$’000	US$’000

Cost of revenue	859	1,305
Product development and engineering expenses	4	4
Selling and marketing expenses	14	11
General and administrative expenses	1,422	1,411

Total	2,299	2,731

NOTES TO THE FINANCIAL STATEMENTS (Continued)

13.	INTANGIBLE ASSETS (Continued)

(d)	Amortisation expense and impairment loss included in the income statement is analysed as follows: (Continued)

	Group
	2011	2010
Impairment loss	US$’000	US$’000

Other operating expenses	7,680	3,585

14.	SUBSIDIARIES

	Company
	2011	2010
	US$’000	US$’000

Investments, at cost	168,063	174,764

The fair value of the net assets acquired and the effect of the acquisition to the Group’s financial position is described below in this note.

On 15 December 2009, the Group entered into a Stock and Asset Purchase Agreement (the “SAPA”) with BetClic to sell 60 percent of substantially all of its gaming software and service business in 2010. The closing of the sale occurred on 8 April 2010. (See Note (a) for additional information.)

On 30 April 2010, the Group entered into several agreements with IAHGames, as well with IAHGames itself to acquire additional preferred shares of IAHGames. The acquisition of IAHGames has been completed, and the Group began to consolidate IAHGames in July 2010. (See Note (c) for additional information.)

Details of significant subsidiaries are as follows:

Entity	Place of incorporation	Percentage holding		Principal activities
		2011	2010
Held by the Company

GigaMedia International Holdings Limited	British Virgin Islands	100%	100%	Holding company

GigaMedia (Taiwan) Limited	Taiwan	100%	100%	Holding company

Held by GigaMedia International Holdings Limited

GigaMedia SuperCup Holdings Limited	British Virgin Islands	100%	100%	Holding company

GigaMedia Global Limited	British Virgin Islands	100%	100%	Online games

Cambridge Entertainment Software Limited	British Virgin Islands	100%	100%	Holding company

GigaMedia (HK) Limited	Hong Kong	100%	100%	Holding company

Crestmillion International Limited	British Virgin Islands	100%	100%	Holding company

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

Entity	Place of incorporation	Percentage holding		Principal activities
		2011	2010

Held by GigaMedia International Holdings Limited (Continued)

GigaMedia Japan Pte. Ltd.	Singapore	100%	100%	Holding company

GigaMedia Finance International Limited	Cayman Islands	100%	100%	Holding company

Bridgepoint International Limited	British Virgin Islands	100%	100%	Holding company

Gloryland Asia Limited	British Virgin Islands	100%	100%	Online games

GigaMedia Online Entertainment Corp.	Cayman Islands	100%	100%	Holding company

Held by GigaMedia Online Entertainment Corp.

FunTown World Limited	British Virgin Islands	100%	100%	Holding company

GigaMedia Asia Limited	British Virgin Islands	100%	100%	Holding company

GigaMedia Asia Pacific Limited	British Virgin Islands	100%	100%	Holding company

Skyace Pacific Limited	British Virgin Islands	100%	100%	Online games

Centermax Limited	British Virgin Islands	100%	100%	Holding company

GigaMedia Capital Limited	British Virgin Islands	100%	100%	Holding company

GigaMedia Development Limited	British Virgin Islands	100%	100%	Online games

Giga Slam Dunk Corporation	Malaysia	100%	100%	Online games

Giga Wartime Corporation	Malaysia	100%	100%	Online games

E-Sports International Corporation Limited	Hong Kong	100%	100%	Online games

Dragon Mark Holdings Limited	British Virgin Islands	100%	100%	Holding company

Premiere Vantage Holdings Limited	British Virgin Islands	100%	100%	Holding company

GigaMedia Freestyle Holdings Limited	British Virgin Islands	100%	100%	Holding company

Spring Asia Limited (formally known as New Media Investment Corporation)	Labuan	100%	100%	Holding company

Asia Online Games Corporation (formally known as GigaMedia (Labuan New) Limited)	Labuan	100%	100%	Holding company

GigaMedia (Labuan) Limited	Labuan	100%	100%	Holding company

Megabiz Limited	British Virgin Islands	100%	100%	Holding company

Nova Matrix Limited	British Virgin Islands	100%	100%	Holding company

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

Entity	Place of incorporation	Percentage holding		Principal activities
		2011	2010

Held by FunTown World Limited

FunTown Hong Kong Limited	Hong Kong	100%	100%	Online games

Held by FunTown Hong Kong Limited

FunTown Software (Shanghai) PRC Limited	PRC	100%	100%	Online games

Held by Skyace Pacific Limited

Dragongate Enterprises Limited	British Virgin Islands	70%	70%	Online games

Held by Dragongate Enterprises Limited

GigaMedia Dragongate Limited	Labuan	100%	100%	Online games

Held by Cambridge Entertainment Software Limited

Cambridge Interactive Development Corporation	U.S.A.	100%	100%	Software development and application services

Cambridge Interactive Development Corporation (Quebec) Inc.	Canada	100%	100%	Financial and management services

Internet Media Licensing Limited	British Virgin Islands	100%	100%	Software development and application services

Held by Internet Media Licensing Limited

Ultra Internet Media S.A. (“UMI”) - note (a)	Nevis	100%	100%	Online entertainment operator

Held by Dragon Mark Holdings Limited

Wolverine Holdings Group Limited	British Virgin Islands	100%	100%	Holding company

Held by GigaMedia (Labuan) Limited

Leisure Alliance Sdn. Bhd.	Malaysia	100%	100%	Holding company

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

Entity	Place of incorporation	Percentage holding			Principal activities
		2011	2010

Held by Leisure Alliance Sdn. Bhd.

Hoshin GigaMedia Center Inc.	Taiwan	100%	100%		Online games

Held by Bridgepoint International Limited

Implus International Limited	British Virgin Islands	100%	100%		Holding company

Held by GigaMedia Asia Pacific Limited

Spring Asia Limited	British Virgin Islands	100%	100%		Holding company

Infocomm Asia Holdings Pte. Ltd. (“IAHGames”) - note (c)	Singapore	80%	80%		Online games

Held by Infocomm Asia Holdings Pte. Ltd.

OneNet Co., Ltd.	Thailand	49.9%*	49.9	%*	Online games

Monsoon Online Pte. Ltd. - note (d)	Singapore	100%	100%		Online games

Held by GigaMedia Asia Limited

GigaMedia China Limited	British Virgin Islands	100%	100%		Holding company

Held by GigaMedia (HK) Limited

GigaMedia Europe Limited S.à.r.l.	Luxembourg	100%	100%		Holding company for 40% of Everest Mangas

JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”)	PRC	100%**	—		Online games

Controlled by JIDI Network Technology (Shanghai) Co., Ltd.

Shanghai JIDI Network Technology Co., Ltd.	PRC	— **	—		Online gaming operator

Held by GigaMedia China Limited

T2CN Holding Limited (“T2CN”) - note (b)	British Virgin Islands	—	67.09	%***	Online games

Held by T2CN Holding Limited

J-Town Information (Shanghai) Co., Ltd.	PRC	—	100	%***	Online games

T2CN Information Technology (Shanghai) Co., Ltd.	PRC	—	100	%***	Online games

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

*	On 1 January 2011, the Group entered into a convertible loan with OneNet which gave it potential voting rights of 13.07% (in addition to the 49.9% equity shares already owned) and is assessed to have obtained control over OneNet. The results of OneNet were consolidated from that date. Goodwill arising at this date amounted to US$1.05 million (Note 13). The contribution of OneNet to the Group’s results in 2011 is not considered to be significant. In August 2011, the Group exercised the option to convert to equity shares. On that same date, the Group also purchased an additional 37.03% equity stake, giving the Group 100% shareholdings in OneNet. Transfer of these shares has not been completed and is pending receipt of curtained required governmental certificates. Upon completion, the Group will hold 100% of the equity shares.
**	In order to comply with foreign ownership restrictions and to hold the necessary licenses required, the Group operate its Asian online game and service business in the People’s Republic of China (“PRC”) through Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”). The Group has no ownership interest in Shanghai JIDI and relies on a series of contractual arrangements that are intended to give the Group effective control over Shanghai JIDI, and the Group is therefore considered having retained significant beneficial interest in Shanghai JIDI. As part of contractual arrangements, each of the shareholders of Shanghai JIDI has pledged all of their respective equity interests in Shanghai JIDI to JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”) as security for the full performance of their respective obligations under all of their agreements with JIDI. According to the PRC Property Rights Law, a pledge over the equity interests of a limited liability company is created only when such equity pledge agreements are registered with the relevant local branch of the State Administration for Industry and Commerce (the “SAIC”). Shanghai JIDI has successfully registered the equity pledge agreements with the relevant local branch of the SAIC. The Group believes that it will be able to enforce these pledges in the PRC courts since these equity pledge agreements have been properly registered.

Those contractual arrangements have been duly executed and the share pledge agreements have been registered with local government authority in compliance with PRC legal requirements. Shanghai JIDI holds an Internet Content Provider (“ICP”) license, an Internet cultural operation licenses and an Internet publishing license. The financial results of Shanghai JIDI have been included in the accompanying consolidated financial statements since January 2011.

JIDI’s contribution to the Group’s results for 2011 is immaterial and no goodwill was recognised.

***	Pursuant to various agreements entered into among Shanghai T2 Entertainment Co., (“T2 Entertainment”), T2 Information Technology (Shanghai) Co., Ltd. (“T2 Technology”) and the equity interest owners of T2 Entertainment until 30 June 2010, T2CN, through its wholly owned subsidiary T2 Technology, had effective control over T2 Entertainment and was considered the primary beneficiary of T2 Entertainment. T2 Entertainment was established to hold the necessary licenses required for the operation of the Group’s Asian online game and services business in the PRC. Accordingly, from the date that the Group consolidated T2CN to 1 July 2010, the date the Group deconsolidated T2CN (See Note (b) for additional information), the financial results of T2 Entertainment were included in the accompanying consolidated financial statements.

Pursuant to various agreements entered into among Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”), T2 Technology and the equity interest owners of T2 Advertisement, until 30 June 2010, T2CN, through its wholly owned subsidiary T2 Technology, had effective control over T2 Advertisement and was considered the primary beneficiary of T2 Advertisement. T2 Advertisement was established to hold the necessary licenses required for the operation of the Group’s Asian online game related advertisement services in the PRC. Accordingly, from the date that the Group consolidated T2CN through 1 July 2010, the date the Group deconsolidated T2CN (See Note (b) for additional information), the financial results of T2 Advertisement were included in the accompanying consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

T2CN through T2 Technology also entered into various agreements with Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”) and the equity interest owners of Jinyou. Until 30 June 2010, T2CN, through its wholly owned subsidiary T2 Technology, had effective control over Jinyou and was considered the primary beneficiary of Jinyou. In September 2008, Jinyou acquired an ICP license required for the operation of the Group’s Asian online game and services business in the PRC and the agreements entered into by and among T2 Technology, Jinyou and the equity interest owners of Jinyou became effective. Accordingly, the financial results of Jinyou were included in the accompanying consolidated financial statements starting from September 2008 through 1July 2010.

T2 Technology, J-Town Information (Shanghai) Co., Ltd. (“J-Town”), T2 Entertainment, T2 Advertisement and Jinyou are hereby collectively referred to as “T2CN Operating Entities”.

As a result of a dispute that arose in July 2010 with T2CN’s former Chief Executive Officer, the Group had been prevented from exercising its control over the operating assets obtaining the financial information necessary to report the financial results of T2CN, and the Group had effectively lost control over T2CN. Therefore, the Group deconsolidated T2CN’s results with effect from 1 July 2010.

(a)	Divestiture of gaming software and service business and acquisition of UIM

Through the date of the sale of 60 percent of the gaming software and service business in Mangas Everest S.A.S to BetClic Everest Group (“BetClic”) in April 2010, the Group had a software license and support service contract with Ultra Internet Media, S.A. (“UIM”) to provide Internet software and support services for UIM’s online gaming operations. The contract allowed the Group to charge a percentage of UIM gross receipts resulting from UIM’s online gaming operations. The Group was considered having retained significant beneficial interest in UIM due to contractual relationship. As a result, the Group had incorporated the financial results of UIM into its consolidated financial statements, even though the Group did not own any of UIM’s equity. In connection with the sale to BetClic during the previous financial year, the Group purchased 100 percent of the ownership in UIM from its shareholders for US$400 thousand by issuing additional paid in capital of approximately US$178 thousand and derecognising non-controlling interest by US$578 thousand.

The Group deconsolidated the gaming software and service business and recognised a gain when the Group completed the sale of 60 percent interest in the gaming software and service business to BetClic on 8 April 2010, the date on which that the Group ceased to have a controlling financial interest. The remaining 40 percent ownership interest that the Group retained in the gaming software and service business, has been measured at fair value as of 8 April 2010 and subsequently accounted for under the equity method.

The Group accounted for the deconsolidation of the gaming software and service business at fair value and recognised a gain of US$80.3 million (included in other operating income) measured as the difference between:

Aggregate of the following:

Amount US$’000
The fair value of any consideration received, including purchase price adjustments, net of any transaction costs	82,984

The fair value of the 40 percent retained non-controlling investment in the gaming software and service business at the date the business was deconsolidated	54,240

Less: The carrying amount of the gaming software and service business at the date of the deconsolidation	(56,974)

Gain on deconsolidation of the gaming software and services business	80,250

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

(b)	Deconsolidation of Business - T2CN

In June 2007, the Group began consolidating T2CN, an operator and provider of online sports games in the PRC. As of 31 December 2010, the Group owned 43,633,681 common shares of T2CN, which represents an ownership interest of 67.09 percent of the total outstanding voting rights of T2CN on 14 December 2011. The Group disposed of all of the Group’s ownership interest in T2CN to a third party.

As a result of a dispute with T2CN’s former Chief Executive Officer arising in July 2010, GigaMedia was prevented from obtaining access to the assets and financial information of the entities held by T2CN. Therefore, the Group effectively lost control over T2CN as of that time. In spite of owning 67.09 percent of T2CN’s common stock, the Group deconsolidated T2CN’s results with effect from 1 July 2010. The following is a breakdown of the Group’s retained investment at the date of deconsolidation:

Amount US$’000

Cash	12,903
Other current assets	1,266
Fixed assets / non-current assets	1,679
Prepaid licensing and royalty	5,339
Intangible assets	1,098

Total assets of T2CN	22,285
Total liabilities of T2CN	(12,964)

Net equity of T2CN	9,321
Non-controlling interest	(3,276)
Goodwill acquired (Note 13)	17,500
Transfer of other comprehensive income to retained earning	(1,555)

21,990

Less: fair value of retained investment (available-for-sale)	—

Loss on deconsolidation	21,990

Advances to T2CN Operating Entities (Note 19)	1,405
Less: allowance for doubtful debts	(1,405)

—

Given the Group had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and the Group had effectively lost control over a majority of T2CN’s assets and its financial reporting process, the management estimate the fair value of the retained interest to be zero and decided to completely write-off the Group’s advances to T2CN Operating Entities in order to properly reflect the Group’s financial position as of 31 December 2010.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

(b)	Deconsolidation of Business - T2CN (Continued)

On 2 December 2011, the Group entered into an agreement with Hornfull Limited, and Hangzhou NewMargin Ventures Co. Ltd. (“Hangzhou NewMargin”) whereby the Group agreed to sell all of its ownership interest in T2CN to Hornfull Limited, and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. On 14 December 2011, the parties completed the sale and purchase of the T2CN shares. Pursuant to the agreement, the Group sold all of the Group’s ownership interest in T2CN to Hornfull Limited in exchange for a cash payment of US$4.7 million, resulting in a gain of US$4.7 million being recorded in 2011. Hornfull Limited also reimbursed the Group US$0.8 million in cash for legal fees incurred by the Group in connection with the T2CN dispute. The total income of US$4.7 million is recognised in the other operating income in the consolidated statement of comprehensive income.

(c)	Acquisition of Business - IAHGames

In July 2010, the Group began consolidating IAHGames, an online game operator, publisher and distributor in Southeast Asia. The Group acquired IAHGames in order to enhance its position in the online game market in Southeast Asia and strengthen its online entertainment product portfolio. This primary factor among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

(c)	Acquisition of Business - IAHGames (Continued)

As of 31 December 2010, the Group owned 5,982,230 Class A preferred shares and 1,208,881 Class B preferred shares of IAHGames, which represents 80 percent of the total voting rights of IAHGames. The preferred shares (Class A) are convertible into ordinary shares of IAHGames at a conversion rate of 10 Class A shares for 1 ordinary share. The preferred shares (Class B) are convertible into ordinary shares of IAHGames at a conversion rate of 1 Class B share for 1 ordinary share.

The Group’s acquisitions of IAHGames during the period from 2006 to 2010 are summarised as follows:

Date of acquisition	Amount US$’000		Description	Accumulated voting interest at those points in time

December 2006	5,750	*	Purchased 500,000 convertible voting preferred shares - Class B	32.26%
May 2010	2,192	**	Purchased 208,881 convertible voting preferred shares - Class B	40.30%
July 2010	4,500	***	Purchased 6,000,000 convertible voting preferred shares - Class A	57.87%
July 2010	10,000	****	Subscribed to 500,000 convertible voting preferred shares-Class B and transferred 17,770 convertible voting preferred shares - Class A	80.00%

*	The original investment amount of US$10 million was written down to US$5.8 million, resulting from an impairment charge of US$4.2 million recorded in 2009.
**	The Company purchased 208,881 Class B preference shares of IAHGames from Bodhi Investment LLC in exchange for 866,373 shares of the Company common stock at a market price of US$2.53 on the issuance date.
***	The Company purchased 3,000,000 Class A preference shares of IAHGames from Infocomm Investments Pte Ltd for an aggregate consideration of US$1.5 million in cash. GigaMedia also purchased 3,000,000 Class A preference shares of IAHGames from China Interactive Limited for an aggregate consideration of US$3 million in cash.
****	The Company subscribed to 500,000 Class B preference shares of IAHGames for a consideration of US$10 million in cash. GigaMedia also transferred 17,770 Class A preference shares of IAHGames to Roland Ong Toon Wah, CEO of IAHGames.

In connection with the step acquisitions through July 2010, the Group recorded goodwill of approximately US$12.2 million. Such goodwill amount is non-deductible for tax purposes. Since 1 July 2010, the results of IAHGames’ operations have been included in the Group’s consolidated financial statements under the Asian online game and service business.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

(c)	Acquisition of Business - IAHGames (Continued)

The purchase price allocation was based on management’s estimate of the fair value of IAHGames in connection with the acquisitions. The purchase price allocation of the acquisition was as follows:

	Amortisation life (in years)	Amount US$’000

Cash acquired		9,070
Accounts receivable		5,715
Other current assets		5,129
Equity method investment		20,319
Fixed assets / non-current assets		721
Non-Compete Contracts	3	387
Favorable lease right	13.5	2,861
Prepaid licensing and royalty fees	1.75 ~ 4	1,010

Total identifiable assets required		45,212

Current liabilities		24,621
Non-current liabilities		9,145

Total liabilities assumed		33,766

Total purchase consideration		22,442
Net identifiable assets acquired		(11,446)
Non-controlling interest measured at fair value		1,192

Goodwill (Note 13)		12,188

IAHGames contributed US$1.6 million and US$21.6 million of revenue and net loss to the Group from July 2010 (date of acquisition) to 31 December 2010.

The following information presents a summary of the results of operations of the Group for the years ended 31 December 2010, as if the Group controlled 80 percent of the total potential voting rights of IAHGames and consolidated IAHGames as of the beginning of the year.

(in US$ thousands, except per share figures)	31 December 2010

Net revenue	69,802
Loss from operations	(50,140)
Net income	3,460
Net income attributed to GigaMedia	5,210
Basic earnings per share	0.09
Diluted earnings per share	0.09

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	SUBSIDIARIES (Continued)

(c)	Acquisition of Business - IAHGames (Continued)

The pro-forma supplemental information is based on estimates and assumptions, which the Group believes are reasonable; it is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realised had the Group been a combined during all of 2010. The above pro-forma financial information includes adjustments for the amortisation of identified intangible assets with definitive lives.

(d)	Acquisition of business - Monsoon

The Group acquired an equity investment in Monsoon Online Pte Ltd (“Monsoon”), an operator and distributor of online games in Southeast Asia, in connection with the Group’s acquisition of a majority voting interest in IAHGames with effect from 1 July 2010. In connection with the strategic alliance, Monsoon entered into various agreements with a game licensor to distribute selected games of the latter’s in Southeast Asia. Although IAHGames owns 100 percent of the common stock of Monsoon, the Group decided not to consolidate Monsoon at the time of the acquisition as the game licensor had substantive participating rights to Monsoon’s business operation pursuant to Monsoon’s management agreement. In September 2011, IAHGames, Monsoon and the game licensor entered into an agreement whereby all parties agreed to terminate early the Monsoon’s management agreement and other agreements with the game licensor which had granted the licensor the abovementioned substantive participating rights in connection with Monsoon. The agreement was effective as of 31 August 2011. Starting from 1 September 2011, IAHGames obtained effective control over Monsoon and therefore the Group began to consolidate Monsoon since that date. As part of termination, Monsoon received approximately $2.2 million in cash, including proceeds from sales of remaining game inventories.

The agreement was executed during the fourth quarter of 2011. In January 2012, IAHGames’ and Monsoon’s commitments under the distribution partnership with the game licensor were fully terminated. The execution and closing of this agreement resulted in the following significant financial statement impact:

Amount US$’000

Gain on cancellation of warrant liabilities (Note 28)	665
Gain on reversal of impairment of prepaid expenses	1,347

2,012

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15.	ASSOCIATES

	Group
	2011	2010
	US$’000	US$’000

Equity shares at cost	74,328	80,233

Carrying amount
At 1 January	65,395	222
Addition of associates	—	5,261
Acquisition of IAHGames (Note 14(c))	—	20,319
The fair value of the 40 percent retained non-controlling investment in the gaming software and service business at the date the business was deconsolidated (Note 14(a))	—	54,240
Share of losses of associates for the year	(48,239)	(20,400)
Recognising of losses against loan receivable from associate forming part of the Group’s net investment in the associates	5,382	6,525
Transfer to investment in subsidiaries - OneNet	(194)	—
Impairment charges	(12,648)	(177)
Cash dividend received	(1,907)	(945)
Currency translation differences	(174)	350

At 31 December	7,615	65,395

The summarised financial information of the associates was as follows:

	2011	2010
	US$’000	US$’000

Revenue	82,144	108,557
Net loss for the year	(106,757)	(22,083)
Total assets	68,624	271,486
Total liabilities	11,311	78,011

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15.	ASSOCIATES (Continued)

Details of the Group’s associates at December 31, 2011 are as follows:

Name of companies	Principal activities	Country of incorporation and place of business	Effective equity held by the Group
			2011	2010
			%	%

Mangas Everest S.A.S (“Everest Gaming”)	Gaming software and service business	France/North America and Malta	40	40

Game First International Corporation (“GFI”)	Distribution of online games	Taiwan	30	30

Monsoon Online Pte Ltd (“Monsoon”)	Distribution of online games	Singapore	—	100

East Gate Media Contents & Technology Fund (“East Gate”)	Online game business and films	Korea	18	18

Digiforce Co., Ltd	Online game services	Taiwan	23	23

(a)	The Group recognised its share of losses in Everest Gaming for the year 2011 and 2010 under the equity method of accounting which totaled US$49.7 million and US$9.8 million, respectively, which resulted in a negative investment balance as of December 31, 2011. During 2011, the Group entered into loan agreements in the aggregate of US$5.2 million with Everest Gaming, with interest rates of 3 percent per annum. The Group charged this negative investment balance against this loan receivable that Everest Gaming has outstanding to the Group as of 31 December 2011, which the Group considers as part of the investment in Everest Gaming.

As of 31 December 2011, the balance of this loan receivable was US$Nil after being reduced in connection with absorbing additional losses of Everest Gaming and considering the financial status of Everest Gaming, from which the Group does not expect to collect all principal and interest. The Group also reversed the interest recognised previously on these loans and ceased to recognise interest income going forward.

(b)	During the financial year 2011, the Group recognised an impairment loss of US$12.6 million on investment in GFI as fair value less cost to sell of US$2.5 million was determined based on indicative selling price. The impairment loss was recognised and included in other operating expenses.
(c)	The Group, through IAHGames, made an equity investment in Monsoon in connection with the acquisition of a majority voting rights in IAHGames. Although IAHGames owns 100 percent of the common stock of Monsoon, prior to September 2011, the Group determined that Monsoon was not consolidated by IAHGames due to the substantive participating rights that the game licensor has in Monsoon pursuant to Monsoon’s management agreement, and account for it as an associate using equity accounting.

In 2010, prior to the acquisition, IAHGames loaned US$5.0 million to Monsoon to support Monsoon’s current operations at interest of 7 percent per annum. In addition, from September to December 2010, the Group loaned an additional US$5.1 million to Monsoon to support its operation at an interest rate of 7 percent per annum. The largest amount outstanding to Monsoon from 1 July 2010 through 31 August 2011, after which the Group began to consolidate Monsoon, was US$10.3 million. Such loan receivable is considered part of the Group’s investment in Monsoon.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15.	ASSOCIATES (Continued)

From the date of the Group acquisition of IAHGames through to the date of obtaining control on 31 August 2011 (Note 14(d)), the Group recognised the Group’s share of losses under the equity method of accounting which total US$140 thousand and US$12.2 million in 2011 and 2010, respectively, which resulted in a negative investment balance.

The Group charged this negative investment balance against to the loan receivable that Monsoon has outstanding to the Group as of 31 August 2011 and 31 December 2010, which the Group considers as part of the investment in Monsoon. (See Note 17 for additional information.) As of 31 August 2011, the balance of this loan receivable was US$3.2 million, after being reduced in connection with absorbing additional losses of Monsoon.

In 2011, IAHGames, Monsoon and the game licensor entered a transition agreement to early terminate the previous agreement in which the abovementioned substantive participating rights were granted, effective 31 August 2011, and thus restored IAHGames’ full control in Monsoon. Therefore, starting 1 September 2011, the Group reclassified Monsoon as a subsidiary and consolidated Monsoon’s results with effect 1 September 2011. (See Note 14(d) for additional information.)

(d)	The Group has an 18 percent interest in East Gate, a Korean Limited Partnership. The Group has significant influence over partnership operating and financial policies based on the terms of the partnership agreement. The Group accounts for this limited partner investment under the equity method accounting

NOTES TO THE FINANCIAL STATEMENTS (Continued)

16.	AVAILABLE-FOR-SALE FINANCIAL ASSETS (NON-CURRENT)

	Group
	2011	2010
	US$’000	US$’000
At fair value
Equity instrument (quoted) - note (a)	1,630	27,935
Debt instrument (unquoted) - note (b)	6,703	6,471

At cost
Equity instrument (unquoted) - note (c)	700	1,379

	9,033	35,785

(a)	In 2011, the Group disposed 193,247 shares of this quoted equity instrument and classified the remaining 1,219,912 shares to available-for-sale financial asset (current). In 2010, the Group recorded an impairment charge of US$4.5 million in profit or loss as there is objective evidence of the impairment.
(b)	For information on determination of fair value, refer to Note 35.
(c)	In 2011, the Group recorded an impairment charge of US$679 thousand related to available-for-sale financial assets (non-current) which is carried at costs. Considering the financial status of the available-for-sale financial asset, which is currently facing cash flow problems and has frozen development of its game codes, the fair value has been written down to zero.

17.	OTHER ASSETS

	Group
	2011	2010
	US$’000	US$’000

Refundable deposits	1,777	2,163
Loan receivable from an associate - noncurrent (Note 15)	—	3,765
Prepaid licensing and royalty fees	7,722	5,084
Deferred assets	8	3

	9,507	11,015
Less: impairment loss on prepaid licensing and royalty fees	(619)	(870)

	8,888	10,145

In 2011 and 2010, the Group recorded an impairment charge of US$619 thousand and US$870 thousand related to prepaid licensing and royalty fees, respectively. The impairment charge for the prepaid licensing and royalty fees related to certain licensed games within its Asian online game and service segment that the Group stopped operating or for which the carrying amounts of the related assets was determined not to be recoverable from its related future undiscounted cash flows. The Group recorded a full impairment on the games that the Group stopped operating. The licensed games and related royalties are valued when indication for impairment exists, using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.

The loan receivable from an associate is in substance, a part of the Group’s net investment in the associate, it is stated at cost less impairment.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	DEFERRED INCOME TAXES

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	Group
	2011	2010
	US$’000	US$’000

Deferred income tax assets:
- to be recovered within 12 months	417	581

Subtotal	417	581

Deferred income tax liabilities:
- to be settled within 12 months	(3)	(3)
- to be settled after more than 12 months	(661)	(1,124)

Subtotal	(664)	(1,127)

Net deferred income tax liabilities	(247)	(546)

The movement in the deferred income tax account is as follows:

	Group
	2011	2010
	US$’000	US$’000

At 1 January	(546)	1,327
Acquisition of business - IAHGames	—	(837)
Deconsolidation of business - T2CN	—	(739)
Tax charged to income statement	294	367
Currency translation difference	5	(664)

At 31 December	(247)	(546)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	DEFERRED INCOME TAXES (Continued)

The components and movement of deferred tax assets and liabilities during the financial year prior to offsetting are as follows:

	Group
	Unutilized tax losses	Deferred revenue	Share based compensation	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Deferred income tax assets:
At 1 January 2011	318	9	162	92	581
Tax (charged) credited to income statement and currency translation	162	(9)	28	(3)	178

At 31 December 2011	480	—	190	89	759

At 1 January 2010	35	540	223	561	1,359
Deconsolidation of business - T2CN	(35)	—	—	(704)	(739)
Tax (charged) credited to income statement and currency translation	318	(531)	(61)	235	(39)

At 31 December 2010	318	9	162	92	581

	Group
	Depreciation and amortisation	Dividend withholding tax from investees	Others	Total
	US$’000	US$’000	US$’000	US$’000
Deferred income tax liabilities:
At 1 January 2011	(117)	(1,010)	—	(1,127)
Charged (Credited) to income statement and currency translation	(227)	348	—	121

At 31 December 2011	(344)	(662)	—	(1,006)

At 1 January 2010	137	—	(169)	(32)
Acquisition of business - IAHGames	—	(837)	—	(837)
Charged (Credited) to income statement and currency translation	(254)	(173)	169	(258)

At 31 December 2010	(117)	(1,010)	—	(1,127)

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable. As of 31 December 2011, the Group has not accrued deferred income taxes on US$Nil (2010: US$26.4 million) of unremitted earnings from non-Singapore subsidiaries as such earnings are considered to be reinvested overseas or repayment of borrowings.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	DEFERRED INCOME TAXES (Continued)

As of 31 December 2011, the Company had net operating loss carry forwards available to offset future income, amounting to US$51.5 million. Below is the breakdown of the expiration of the net operating loss carry forwards in major jurisdictions:

Jurisdiction	Amount (US$’000)	Expiring year
Singapore	35,455	indefinite
Hong Kong	8,535	indefinite
China	3,946	2016
Other	3,550

	51,486

As of 31 December 31 2010, the Company had net operating loss carry forwards available to offset future income, amounting to US$26.1 million. Below is the breakdown of the expiration of the net operating loss carry forwards in major jurisdictions:

Jurisdiction	Amount (US$’000)	Expiring year
Singapore	19,296	indefinite
Hong Kong	4,928	indefinite
Other	1,841

	26,065

NOTES TO THE FINANCIAL STATEMENTS (Continued)

19.	TRADE AND OTHER RECEIVABLES

	Group		Company
	2011	2010	2011	2010
	US$’000	US$’000	US$’000	US$’000
Trade receivables
- third parties	9,904	10,318	—	—
Less: Allowance for doubtful receivables	(2,594)	(842)	—	—

	7,310	9,476	—	—

Notes receivable
- third parties	58	29	—	—

Other receivables
- associates	5,656	5,750	—	—
- subsidiaries	—	—	3,873	8,887
- third parties	151	298	—	—

	5,807	6,048	3,873	8,887
Less: Allowance for doubtful receivables	(5,056)	(5,056)	—	—

	751	992	3,873	8,887

Trade and other receivables	8,119	10,497	3,873	8,887

Other receivables include loan receivables of approximately US$609 thousand and US$704 thousand (net of a provision of US$5.1 million and US$5.1 million, respectively) as of 31 December 2011 and 2010, respectively.

As of the date of the deconsolidation of T2CN in July 2010, the Group had US$1.4 million of loans receivable outstanding. As a result of the dispute, the Group did not expect to collect these outstanding loans due from T2CN. Therefore, the Group had recognised a full provision for the loans of US$1.4 million in 2010 (See Note 14(b) for additional information).

20.	AVAILABLE-FOR-SALE FINANCIAL ASSETS (CURRENT)

	Group
	2011	2010
	US$’000	US$’000
	At fair value	At fair value

Common stock:
Listed	42,347	—
Open-end funds:
Unlisted	—	3,553

As of 31 December 2011 and 2010, the balance of unrealised fair value gains for available-for-sale financial assets (current) recognised in equity (fair value reserve) were US$35.4 million and US$521 thousand, respectively.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21.	CASH AND CASH EQUIVALENTS

	Group		Company
	2011	2010	2011	2010
	US$’000	US$’000	US$’000	US$’000

Cash at banks / on hand	57,366	69,977	3	380
Fixed deposits with banks	6,631	1,012	—	—

Cash and cash equivalents	63,997	70,989	3	380

22.	RESTRICTED CASH

Restricted cash consists of the following:

	Group
	2011	2010
	US$’000	US$’000

Compensating balance as guarantees for bank loans as disclosed in Note 25 (to be recovered within 12 months)	3,000	5,000

23.	OTHER CURRENT ASSETS

	Group
	2011	2010
	US$’000	US$’000

Prepayments	1,608	1,621
Others	(22)	62

	1,586	1,683

24.	TRADE AND OTHER PAYABLES

	Group		Company
	2011	2010	2011	2010
	US$’000	US$’000	US$’000	US$’000

Trade payables
- third parties	2,362	4,305	—	—

Accrued expenses
- third parties	12,734	15,225	506	416

Trade and other payables	15,096	19,530	506	416

NOTES TO THE FINANCIAL STATEMENTS (Continued)

25.	SHORT-TERM BORROWINGS

The Group

As of 31 December 2011 and 2010, short-term borrowings totaled US$11.8 million and US$12.4 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.30 percent to 7.54 percent for 2011, and from 0.85 percent to 5.56 percent for 2010, respectively. The maturity dates fell in late January 2012 as of 31 December 2011, and ranged from January 2011 to March 2011 as of 31 December 2010, respectively. As of 31 December 2011 and 2010, the weighted-average interest rate on total short-term borrowings was 2.870 percent and 1.835 percent, respectively.

As of 31 December 2011, the total amount of unused lines of credit available for borrowing under these agreements was approximately US$28.0 million.

During the period from January 2012 to March 2012, the Group repaid certain short-term borrowings totaling US$28.2 million, increased short-term borrowings totaling US$3.3 million, and renewed short-term borrowing agreements totaling US$23.0 million.

The Group pledged certain time deposits, land and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to US$4.6 million and US$6.7 million as of 31 December 2011 and 2010, respectively, in which time deposits pledged are recorded as restricted cash totaling US$3 million and US$5 million as of 31 December 2011 and 2010, respectively. (See Notes 12 and 22 for additional information.)

The Company

As of 31 December 2011 and 2010, short-term borrowings totaled Nil.

26.	OTHER CURRENT LIABILITIES

	Group		Company
	2011	2010	2011	2010
	US$’000	US$’000	US$’000	US$’000

Deferred revenue	4,319	4,849	—	—
Others	2,533	2,584	—	—

	6,852	7,433	—	—

NOTES TO THE FINANCIAL STATEMENTS (Continued)

27.	ACCRUED PENSION LIABILITIES

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

(a)	Defined benefit pension plan

The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the R.O.C. for its employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on base point and average salaries or wages for the six months prior to approved retirement.

The actuarial assumptions of the Group’s defined benefit pension plan are stated in Note 3(iii).

The following provides a reconciliation of projected benefit obligation and funded status of the plan and the components of net periodic benefit cost recognised:

	Group
	2011	2010
	US$’000	US$’000

Projected benefit obligation at 1 January	302	291
Service cost	1	—
Interest cost	5	7
Actuarial gain	(91)	(25)
Currency translation difference	(9)	29

Projected benefit obligation at 31 December	208	302

NOTES TO THE FINANCIAL STATEMENTS (Continued)

27.	ACCRUED PENSION LIABILITIES (Continued)

(a)	Defined benefit pension plan (Continued)

	Group
	2011	2010
	US$’000	US$’000

Fair value of plan assets	(263)	(258)
Projected benefit obligation	208	302

Funded status	(55)	44
Unrecognised net actuarial gain	226	153

Accrued pension liabilities	171	197

The net periodic benefit cost for the plans included the following components:

	Group
	2011	2010
	US$’000	US$’000

Service cost	1	—
Interest cost	5	7
Expected return on plan assets	(3)	(5)
Amortisation of net gain	(7)	(14)

Net periodic benefit cost	(4)	(12)

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was dissolved after merger with the Bank of Taiwan on 1 July 2007). The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due. The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The Group expects to make a contribution of US$9 thousand to the Fund in 2012. The Group does not expect to make any benefit payments through 2020.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

27.	ACCRUED PENSION LIABILITIES (Continued)

(b)	Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan, PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6 percent of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9 thousand (approximately US$300), to the employees’ individual pension accounts at the Bureau of Labor Insurance. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

PRC

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organised and administered by governmental authorities. The Group has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Group are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities.

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong. The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1 thousand (approximately US$129), to their individual contribution accounts of the authorities monthly. After the termination of employment, the benefits still belong to the employees in any circumstances.

Singapore

In accordance with Singapore regulations, the Group make contributions to the Singapore Central Provident Fund Scheme, a defined contribution pension plan, for eligible employees. The Group contribute 14.5 percent of the employees’ gross salaries, subject to a cap of S$4.5 thousand (approximately US$3,500). The Group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.

The total amount of defined contribution pension expenses pursuant to defined contribution plans for the years ended 31 December 2011 and 2010 were US$896 thousand and US$1.0 million, respectively.

28.	OTHER LIABILITIES

	Group
	2011 US$’000	2010 US$’000

Contingent payment of minimum guarantee under licensing agreement	—	5,885
Financial liabilities at FVTPL	—	665
Others	11	11

	11	6,561

NOTES TO THE FINANCIAL STATEMENTS (Continued)

28.	OTHER LIABILITIES (Continued)

IAHGames had warrants outstanding in which the holder may purchase an aggregate of 15 percent of IAHGames’ common stock, on a fully diluted basis, at an exercise price of US$3.40 per warrant share subject GigaMedia’s share of loss to certain adjustments in accordance with the warrant agreement. The warrants expired upon the expiration of certain game licenses or in certain circumstances in accordance with the warrant agreement. According to the terms of the warrant agreement, if IAHGames subsequently issued additional shares of its common stock, IAHGames was obligated to issue additional warrants to the warrant holder necessary for the holder to maintain its 15 percent share ownership, regardless of whether such additional shares were issued at, above, or below the market price. Because the provisions gave the warrant holders a level of protection that was not afforded to the other holders of IAHGames’ common stock, and since these provisions were not based on inputs to the fair value of a “fixed-for-fixed” forward or option, the warrants were not considered to be indexed to IAHGames’ common stock. As a result, the warrants were accounted for as a derivative liability instrument. As of 31 December 2010, the Group valued the warrants at approximately US$665 thousand using a valuation model. The key assumptions and related variables used in the valuation model to determine the fair value of the warrants as of 31 December 2010 included certain unobservable inputs and related variables such as risk free rate, volatility, strike price, and dividend yield. In 2010, the Group recognised a gain of approximately US$2.6 million related to the revaluation of the warrants, which is included in other operating income within “gain on fair value changes of financial liabilities at FVTPL” in the income statement.

As a part of the early termination of the management agreement related to Monsoon (See Note 14(d) for additional information.), all the warrants outstanding were cancelled. As a result, the Group recognised a gain of US$665 thousand upon cancellation of the warrants in 2011.

29.	CAPITAL AND OTHER RESERVES

(a)	Issued and fully paid-up ordinary share capital

	Group and Company
	Shares (‘000)		Amount (US$‘000)
	2011	2010	2011	2010

At 1 January	56,263	54,995	215,201	211,540
Issue of shares under option exercised	—	201	—	174
Issue of shares under RSU exercised	79	201	267	1,005
Acquisition of business - IAHGames (Note 14)	—	866	—	2,192
Share repurchase and retirement - note (e)	(5,622)	—	(5,825)	—
Acquisition of shares of UIM (Note 14(a))	—	—	—	178
Deconsolidation of business - T2CN (Note 14(b))	—	—	—	112

At 31 December	50,720	56,263	209,643	215,201

The holders of ordinary shares have no par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Group’s residual assets.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29.	CAPITAL AND OTHER RESERVES (Continued)

(b)	Share options

Details on the share-based compensation plan of the Company are disclosed in the directors’ report.

Movements in the number of share options outstanding at the end of the financial year and their exercise prices are as follows:

2011	Number of outstanding share options (in thousands)
Range of exercise price	At beginning of the financial year	Granted during the financial year	Forfeited during the financial year	Exercised during the financial year	At end of the financial year	Expiration date

Under US$1	5,201	—	—	—	5,201	29.6.2014
US$1~US$10	3,950	1,060	(1,334)	—	3,676	29.6.2014~20.5.2021
US$10~US$20	629	—	(13)	—	616	9.8.2017~29.1.2018

	9,780	1,060	(1,347)	—	9,493

2010	Number of outstanding share options (in thousands)
Range of exercise price	At beginning of the financial year	Granted during the financial year	Forfeited during the financial year	Exercised during the financial year	At end of the financial year	Expiration date

Under US$1	5,392	—	—	(191)	5,201	29.6.2014
US$1~US$10	1,590	2,565	(195)	(10)	3,950	29.6.2014~13.5.2020
US$10~US$20	707	—	(78)	—	629	9.8.2017~29.1.2018

	7,689	2,565	(273)	(201)	9,780

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29.	CAPITAL AND OTHER RESERVES (Continued)

(b)	Share options (Continued)

Out of the unrecognised options for 9,493 thousand (2010: 9,780 thousand) shares, options for 7,754 thousand (2010: 7,190 thousand) shares are exercisable at the balance sheet date. The weighted-average share price at the time of exercise price was US$0.87 per share in 2010.

As of 31 December 2011, there was approximately US$1.4 million of unrecognised compensation cost related to non-vested options. That cost is expected to be recognised over a period of 2.27 years.

The key assumptions in estimating the fair value of the Company’s share options are stated in Note 3 (iv).

(c)	Restricted Stock Units (RSUs)

Non-vested RSUs during 2011 and 2010 were as follows:

	2011		2010
	Number of units (in thousands)	Weighted- average grant date fair value	Number of units (in thousands)	Weighted- average grant date fair value

Non-vested at 1 January	390	10.99	640	9.83
Granted	323	3.01	119	2.68
Vested	(79)	2.99	(201)	4.88
Forfeited	(634)	7.92	(168)	8.00

Non-vested at 31 December	—	—	390	10.99

The fair value of RSUs is determined and fixed on the grant date based on the Company’s share price. The fair value of RSUs granted during the years ended 31 December 2011 and 2010 was US$1.0 million and US$0.3 million, respectively. The total fair value of RSUs vested during the years ended 31 December 2011 and 2010 was approximately US$0.2 million and US$1.0 million, respectively, which resulted in no significant tax benefit realised on a consolidated basis.

As of 31 December 2011, there was no unrecognised compensation cost related to nonvested RSUs. The Company received no cash from employees as a result of employee share award vesting and the release of RSUs during 2011 and 2010.

(d)	Statutory reserves

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of 31 December 2011 and 2010, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), which represent a component of the Group’s consolidated accumulated deficit, were both US$3.0 million. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there are certain foreign exchange restrictions on the Group’s PRC subsidiaries with respect to transferring certain of their net assets to the Group either in the form of dividends, loans or advances. As of 31 December 2011 and 2010, the Group’s total restricted net assets, which include paid up capital and the net assets of those subsidiaries in which the Group has no legal ownership, were approximately US$3.6 million and US$2.5 million, respectively.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29.	CAPITAL AND OTHER RESERVES (Continued)

(e)	Share repurchase and retirement of common shares

On 20 May 2011, the Group’s board of directors approved an US$11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to US$11 million worth of its issued and outstanding shares during the period starting from 1 June 2011 to 30 November 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of GigaMedia’s shareholders, and in compliance with its securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of US$5.8 million. All of the shares repurchased under this program were cancelled by the end of 2011.

(f)	Fair value reserve

	Group
	2011 US$’000	2010 US$’000
At the beginning of the year	21,899	2,611
Financial assets, available-for-sale
- Fair value gains	22,921	23,788
Reclassification to profit or loss
- Impairment of available-for-sale financial assets	—	(4,500)
- On disposal of available-for-sale financial assets	(6,299)	—

At the end of the year	38,521	21,899

30.	(LOSS) / EARNINGS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

	2011 US$’000	2010 US$’000
Weighted average outstanding shares
Basic	54,268	55,834
Effect of dilutive securities
Employee share-based compensation	—	3,457

Diluted	54,268	59,291

Options to purchase common stock were not included in dilutive securities for the year ended 31 December 2011, as the effect would be anti-dilutive.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION

Segment data

The Group has identified two reportable segments: an online gaming software and service business segment and an Asian online game and service business segment. The online gaming software and service business segment mainly derives its revenues from developing and licensing online games of chance and skill. Subsequent to the sale transaction with BetClic, the Group has accounted for the 40 percent percentage ownership interest in the gaming software and service business under the equity method accounting. The Asian online game and service business segment mainly derives its revenues from recognising the usage of game playing time or in-game items by the end-users.

The Group’s management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on the Group’s method of internal reporting and are not necessarily in conformity with FRS. Management measures the performance of each segment based on several metrics, including revenues and income or loss from operations.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Segment data (Continued)

Financial information for each reportable segment was as follows as of and for the years ended 31 December 2011 and 2010:

	Gaming software and service	Asian online game and service	Total
	US$’000	US$’000	US$’000

2011
Segment profit or loss:
Net revenue from external customers	—	33,996	33,996
Loss before income tax	(49,968)	(15,017)	(64,985)
Share-based compensation	—	308	308
Impairment loss on prepaid licensing fees and intangible assets	—	8,299	8,299
Impairment loss on available-for-sale financial assets (non-current)	—	679	679
Impairment loss on associate	—	12,648	12,648
Interest income	—	497	497
Interest expense	55	(50)	5
Foreign exchange gain / (loss)	6	(567)	(561)
Share of gain / (loss) of associates	(49,715)	1,476	(48,239)
Allowance for doubtful receivables	—	1,820	1,820
Depreciation	—	1,790	1,790
Amortisation including intangible assets	—	2,251	2,251
Income tax expense / (benefit)	(934)	859	(75)

Segment assets:
Investment in associates	—	7,615	7,615
Additions to property, plant and equipment	—	487	487
Additions to goodwill	—	1,049	1,049
Additions to intangible assets	—	1,271	1,271
Total assets	4,756	127,863	132,619

Segment liabilities:
Total liabilities	1,768	16,792	18,560

The reconciliation of the segment information to the Group’s consolidated information was not included in the above table, as it is provided below in detail.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Segment data (Continued)

Financial information for each reportable segment was as follows as of and for the years ended 31 December 2011 and 2010:

	Gaming software and service	Asian online game and service	Total
	US$’000	US$’000	US$’000

2010
Segment profit or loss:
Net revenue from external customers	25,820	39,261	65,081
Profit / (Loss) before income tax	70,756	(41,539)	29,217
Share-based compensation	80	342	422
Impairment loss on prepaid licensing fees and intangible assets	—	4,455	4,455
Impairment loss on property, plant and equipment	—	278	278
Impairment loss on available-for-sale financial assets (non-current)	—	4,500	4,500
Loss on deconsolidation of T2CN	—	21,990	21,990
Impairment loss on associate	—	177	177
Interest income	83	438	521
Interest expense	1	59	60
Foreign exchange (loss) / gain	(29)	3,018	2,989
Share of loss of associated companies	9,768	10,632	20,400
Allowance for doubtful receivables	—	1,639	1,639
Depreciation	—	1,556	1,556
Amortisation including intangible assets	—	2,696	2,696
Income tax expense	6,445	1,118	7,563

Segment assets:
Investment in associates	44,472	20,923	65,395
Additions to property, plant and equipment	1,209	1,534	2,743
Additions to goodwill	—	12,188	12,188
Additions to intangible assets	1,198	1,114	2,312
Total assets	168,671	77,669	246,340

Segment liabilities:	2,729	18,915	21,644

The reconciliation of the segment information to the Group’s consolidated information was not included in the above table, as it is provided below in detail.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Segment data (Continued)

The reconciliations of segment information to the Group’s consolidated totals are as follows:

	2011 US$’000	2010 US$’000
Profit / (loss) before income tax
Total segments	(64,985)	29,217
Adjustment *	(7,008)	(15,519)

Total GigaMedia consolidated	(71,993)	13,698

Share-based compensation
Total segments	308	422
Adjustment *	857	2,592

Total GigaMedia consolidated	1,165	3,014

(Reversal of) Impairment loss on property, plant and equipment
Total segments	—	278
Adjustment *	—	(385)

Total GigaMedia consolidated	—	(107)

Interest income
Total segments	497	521
Adjustment *	270	435

Total GigaMedia consolidated	767	956

Interest expense
Total segments	5	60
Adjustment *	421	310

Total GigaMedia consolidated	426	370

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Segment data (Continued)

The reconciliations of segment information to the Group’s consolidated totals are as follows:

	2011 US$’000	2010 US$’000
Foreign exchange gain (loss)
Total segments	(561)	2,989
Adjustment *	(89)	(669)

Total GigaMedia consolidated	(650)	2,320

Depreciation
Total segments	1,790	1,556
Adjustment *	290	536

Total GigaMedia consolidated	2,080	2,092

Amortisation
Total segments	2,251	2,696
Adjustment *	63	83

Total GigaMedia consolidated	2,314	2,779

Income tax expense / (benefit)
Total segments	(75)	7,563
Adjustment *	(170)	(303)

Total GigaMedia consolidated	(245)	7,260

Share of loss of associates
Total segments	48,239	20,400
Adjustment *	—	—

Total GigaMedia consolidated	48,239	20,400

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Segment data (Continued)

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

	2011 US$’000	2010 US$’000
Investment in associates
Total segments	7,615	65,395
Adjustment *	—	—

Total GigaMedia consolidated	7,615	65,395

Additions to property, plant and equipment
Total segments	487	2,743
Adjustment *	281	1,041

Total GigaMedia consolidated	768	3,784

Additions to intangible assets
Total segments	1,271	2,312
Adjustment *	3	5

Total GigaMedia consolidated	1,274	2,317

Total assets
Total segments	132,619	246,340
Adjustment *	61,072	22,654

Total GigaMedia consolidated	193,691	268,994

Total liabilities
Total segments	18,560	21,644
Adjustment *	20,259	30,597

Total GigaMedia consolidated	38,819	52,241

*	Adjustment items is relating to other business operations such as investment holding which include corporate and certain back-office costs and expenses not attributable to any specific segment.

Major customers

No single customer represented 10 percent or more of the Group’s total net revenues in any period presented.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

31.	SEGMENT INFORMATION (Continued)

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

Geographic region / country	2011 US$’000	2010 US$’000

Canada	—	25,820
Taiwan	21,214	19,449
PRC	27	9,885
Hong Kong	5,061	4,026
Singapore	3,751	4,101
Malaysia	2,228	1,603
Thailand	1,447	—
Others	268	197

Total	33,996	65,081

Non-current assets by geographic region are as follows:

Geographic region / country	2011 US$’000	2010 US$’000

Taiwan	52,185	54,260
PRC	823	1,359
Hong Kong	285	479
Singapore	1,066	18,046
United States	744	744
Other	2,444	236

Total	57,547	75,124

NOTES TO THE FINANCIAL STATEMENTS (Continued)

32.	MATERIAL LITIGATION

(a)	Class Action

In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York (“District Court”) against the Group in connection with the initial public offering of stock.

The complaint alleged that the Group violated Section 11 and Section 15 of the Securities Exchange Act of 1933 of the United States of America and Section 10(b) of the Securities Exchange Act of 1934 of the United States of America and Rule 10b-5 of the Securities Exchange Act of 1934 promulgated thereunder. In October 2002, plaintiffs voluntarily dismissed the individual defendants without prejudice. On 19 February 2003, the court issued an opinion and order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to GigaMedia, the Rule 10b-5 claims were dismissed without prejudice, while the Section 11 claims survived the motion. Discovery in the actions commenced.

In June 2004, plaintiffs and issuer defendants, including the Group, presented the executed settlement agreement (the “Issuers’ Settlement”) to the judge during a court conference. Subsequently, plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the Issuers’ Settlement included: 1) the insurers of the issuers would provide an undertaking to guarantee that the plaintiffs would recover a total of US$1 billion; 2) the insurers would pay up to US$15 million for the notice costs arising from the settlement; 3) the issuers would assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs would release all of the settling issuer defendants. That is, if plaintiffs were successful in recovering more than US$1 billion from the underwriters, the issuer defendants would not be obligated to pay any additional amounts. If plaintiffs recovered less than US$1 billion from the underwriters, the insurers would pay the deficit between US$1 billion and the amount received from the underwriters.

On 15 February 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. On 24 April 2006, the court held a fairness hearing on the proposed Issuers’ Settlement, which was subject to the court’s approval.

On 5 December 2006, the United States Court of Appeals for the Second Circuit issued an opinion vacating the District Court’s class certification in the six focus cases, which do not include the Company. Because the Second Circuit’s opinion was directed to class certification in the focus cases, the opinion’s effect on the proposed class to be certified by the District Court in connection with the Issuers’ Settlement was unclear.

On 15 December 2006, the District Court held a conference with all counsel in the IPO securities class action lawsuit to discuss the impact of the foregoing opinion. In the conference, the District Court agreed to stay all proceedings, including discovery and consideration of the Issuers’ Settlement, pending further decisions from the Second Circuit.

On 5 January 2007, plaintiffs filed a petition in the Second Circuit for rehearing and rehearing en banc regarding the decision on class certification (the “Petition”). On 6 April 2007, the Second Circuit rendered its decision which denied the Petition.

In April, May, and June 2007, the District Court held several conferences to discuss the issues regarding class certification, statute of limitations, the Issuers’ Settlement and discovery. In June 2007, a stipulation terminating the Issuers’ Settlement was submitted to the District Court.

In September 2007, discovery moved forward in the six focus cases, which do not include the Company. Plaintiffs filed amended complaints against the focus case issuer and underwriter defendants and moved for class certification in those actions. In November 2007, the underwriters and issuers filed motions to dismiss the amended complaints in the focus cases. In December 2007, plaintiffs filed their opposition to defendants’ motions to dismiss. In January 2008, defendants filed their reply briefs in further support of the motions to dismiss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

32.	MATERIAL LITIGATION (Continued)

(a)	Class Action (Continued)

On or about 26 March 2008, the District Court granted in part and denied in part the motion to dismiss the focus cases. The motion to dismiss was granted only as to claims brought under Section 11 of the Securities Act by plaintiffs who sold their securities for a price in excess of the initial offering price and by those plaintiffs who purchased outside the previously certified class period.

On 9 April 2008, the underwriters filed a motion for reconsideration of the holding in the 26 March 2008 opinion that the Section 11 claims against the focus case issuer was not time barred, on the basis that no Section 11 class in that case was certified in 2004. The issuers joined in that motion on behalf of the focus case issuer by letter to the District Court on 10 April 2008.

In December 2007, the issuers filed their oppositions to class certification in the focus cases. In March 2008, plaintiffs filed their reply brief in further support of class certification. The underwriters and issuers submitted sur-replies in further opposition to class certification on 22 April 2008, addressing issues related to the deposition of the plaintiffs’ expert.

As set forth in Plaintiffs’ Motion For Preliminary Approval of the Settlement and accompanying documents, which were filed on 2 April 2009, after eight years of litigation all parties to the IPO Cases have agreed to settle the actions on a global basis (the “IPO Settlement Agreement”). Pursuant to the IPO Settlement Agreement, the defendants have agreed to pay US$586 million in total to settle all 309 IPO Cases, including the GigaMedia action. The agreement to settle was reached after a lengthy mediation followed by months of negotiation to reach agreement on the details. As to the Group’s portion of the settlement payment, the Group’s insurance companies are paying the entire settlement amount.

In June 2009, the District Court granted the plaintiffs’ motion for preliminary approval of the IPO Settlement Agreement. Subsequently, in October 2009, the judge granted final approval to the settlement. Certain objectors have filed notices of appeal to the United States Circuit Court for the Second Circuit seeking to reverse or vacate the order granting final approval to the IPO Settlement Agreement. However, no briefs have been filed yet with respect to these appeals.

In January 2010, the IPO Settlement Agreement required that the IPO Securities Litigation Settlement Fund (the “Settlement Fund”) be treated as a Qualified Settlement Fund within the meaning of Treasury Regulation 1.468B-1 issued by the United States Internal Revenue Service (IRS) and that each transferor of funds to the Settlement Fund provide a statement to the administrators of the Settlement Fund pursuant to Treasury Regulation 1.468B-3(e) by 31 January 2010. Liaison counsel for the issuers has submitted a combined statement on behalf of all such issuers. Six notices of appeal and one petition to appeal the certified class have been filed and all but two of the six have been withdrawn. In October 2010, for the two appeals that were not withdrawn, plaintiffs-appellants filed their opening briefs. The opening briefs challenged the settlement on several grounds, including certification of the classes, the fees, and the expenses awarded to the plaintiffs’ counsel. On 30 December 2010, the answering briefs were filed, and on 17 May 2011, the Second Circuit issued a ruling on the two remaining appeals, granting the motion to dismiss one of the appeals, and remanding the other appeal back to the District Court to determine procedural issues relating to standing.

The remaining objector filed an appeal of that decision on 23 September 2011. Plaintiffs moved to dismiss the appeal on 25 October 2011, on the basis of, inter alia, lack of standing. The remaining objector opposed Plaintiffs’ motion on 3 November 2011, and Plaintiffs filed their reply brief on 14 October 2011. This last objector in the IPO Settlement Agreement reached an agreement with the Plaintiffs, and on 9 January 2012, the parties executed a Stipulation of Dismissal, wherein the only pending appeal was withdrawn with prejudice. As a result, the appeals process has now been completed.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

32.	MATERIAL LITIGATION (Continued)

(a)	Class Action (Continued)

The Group had an insurance policy with American Insurance Group with US$10 million of liability coverage when the class action lawsuit was made. The Group believes that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

(b)	World Series of Poker Litigation

On or about 21 March 2008, Harrah’s License Company, LLC (now Caesars License Company, LLC, the “CLC”) entered into an agreement with UIM, Global Interactive Services, Inc., and Cambridge Interactive Development Corporation regarding certain promotional rights for the 2008, 2009, and 2010 World Series of Poker events (the “Promotional Agreement”). In May, 2009, all rights and obligations of Harrah’s License Company, LLC under the Promotional Agreement were assigned to and assumed by Caesars Interactive Entertainment, Inc. (“CIE”).

UIM filed a complaint against Harrah’s License Company, LLC (now CLC) (“UIM Complaint”), in the United States District Court for the District of Nevada, on or about 1 April 2010 (the “UIM Action”). UIM stated claims against Harrah’s for: 1) breach of the Promotional Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Promotional Agreement and the Promotional Agreement is therefore terminated as of 1 April 2010, an injunction precluding Harrah’s from violating the Promotional Agreement pending the outcome of the litigation, and attorney fees and costs.

Harrah’s Interactive Entertainment, Inc. (now CIE) filed a complaint against UIM and GigaMedia Limited (“Caesars Complaint”) in the United States District Court for the District of Nevada, on or about 27 April 2010 (the “Caesars Action”). Harrah’s Interactive Entertainment, Inc. (now CIE) stated claims against UIM for: 1) breach of the Promotional Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia Limited as a defendant for tortious interference with contractual relations.

UIM filed an amended complaint against Harrah’s License Company, LLC (now CLC) (“UIM Amended Complaint”), in the UIM Action, on or about 14 May 2010. UIM asserted a new claim for fraud in the inducement and abandoning its claim for a preliminary injunction.

Everest Gaming Limited filed a complaint for trademark infringement against Harrah’s Interactive Entertainment, Inc. (now CIE) and Harrah’s License Company, LLC (now CLC) (“Everest Complaint”), in the United States District Court for the District of Nevada, on or about 11 June 2010 (the “Everest Action”).

UIM filed an answer to the Caesars Complaint and counterclaims against Harrah’s Interactive Entertainment, Inc. (now CIE) (“UIM Answer and Counterclaim”) in the Caesars Action on or about 11 June 2010.

The UIM Action, the Caesars Action, and the Everest Action (collectively the “Consolidated Action”) were consolidated by order of the Court into one case on or about 6 August 2010.

Harrah’s License Company, LLC (now CLC) filed an answer and affirmative defenses to the UIM Amended Complaint (“CLC Answer”) in the Consolidated Action on or about 29 September 2010. Harrah’s Interactive Entertainment, Inc. (now CIE) filed an answer and affirmative defenses to the UIM Answer and Counterclaim (“CIE Answer”) in the Consolidated Action on or about 29 September 2010. Harrah’s Interactive Entertainment, Inc. (now CIE) filed an answer and affirmative defenses to the Everest Complaint (“CIE Everest Answer”) in the Consolidated Action on or about 20 October, 2010.

On 1 December 2010, Mangas Gaming SAS changed its name to BetClic Everest Group. As a result of the name change, BetClic Everest Group bears all rights and obligations formerly held by Mangas Gaming SAS relating to the Actions.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

32.	MATERIAL LITIGATION (Continued)

(b)	World Series of Poker Litigation (Continued)

CIE filed an amended complaint against the UIM Parties (“Caesars Amended Complaint”) in the Consolidated Action on or about 27 January 2011. The UIM Parties include Mangas Everest SAS, UIM, GigaMedia Limited, Everest Gaming Limited, and BetClic Everest Group.

The UIM Parties filed an answer to Caesars Amended Complaint (“UIM Parties Answer”) in the Consolidated Action on or about 25 February 2011. The UIM Parties filed an amended answer to Caesars Amended Complaint (“UIM Parties Amended Answer”) in the Consolidated Action on or about 15 March 2011.

The Caesars Parties (CIE collectively with CLC) and the UIM Parties entered into a Settlement Agreement and Release on 12 August 2011 whereby the Parties agree to execute and deliver to the United States District Court for the District of Nevada a joint stipulation to dismiss the Consolidated Action with prejudice. The Parties to the Settlement Agreement and Release have also waived all present and future claims, known and unknown, including but not limited to all claims alleged, or that could have been alleged, or that could be alleged, in the Actions or that in any way relate to the Promotional Agreement, and all claims relating to or arising out of any local, state, federal, or foreign statute, ordinance, regulation, order, or common law. The total settlement amount of US$5.75 million, of which GigaMedia was liable for US$2.3 million, have been paid to CIE.

(c)	Dispute with the former head of GigaMedia’s online games business in the PRC and former Chief Executive Officer of T2CN (“Wang Ji”)

Due to the dispute related to the Group’s Asian online game and service business in the PRC with Wang Ji, the former head of the Asian online game and service business in the PRC, that arose in July 2010, the Group had been prevented from obtaining and did not have access to the financial information of the T2CN Operating Entities. While the Group were not aware that there had been any disruption to the ordinary business operations of the T2CN Operating Entities, no dividends or service fees had been declared or paid to the Company since the dispute began.

The Group believes that Wang Ji currently had in his possession, among other things, the company seals, financial chops and business registration certificates of the T2CN Operating Entities. The Group had filed lawsuits against Wang Ji in the courts of the PRC, Hong Kong, Singapore and the British Virgin Islands seeking to recover, among other things, the tangible property of T2 Technology, J-Town and T2 Entertainment, including the company seals, financial chops and business certificates. The lawsuits asserted a number of claims, including, among others, breach of fiduciary duty and conversion. In these matters, the Company was seeking to recover, among other things, the tangible property of T2 Technology, J-Town and T2 Entertainment, including the company seals, financial chops and business certificates, and monetary damages.

On 2 December 2011, GigaMedia China Limited, Hornfull Limited, and Hangzhou NewMargin entered into an agreement whereby GigaMedia China Limited agreed to sell all of its ownership interest in T2CN to Hornfull Limited and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. On 14 December 2011, the parties completed the sale and purchase of the T2CN shares. Pursuant to the parties’ agreement, GigaMedia China Limited sold all of its 43,633,681 shares of T2CN, representing a 67.087% interest in the company, to Hornfull Limited for a cash payment of US$4,738,588. Hornfull Limited also reimbursed GigaMedia China Limited US$789,765 in cash for legal fees incurred by GigaMedia in connection with the T2CN disputes.

Hornfull Limited and Hangzhou NewMargin are private companies incorporated in the British Virgin Islands and the PRC, respectively.

After extensive deliberation and consultation with its valuation expert, and outside legal counsels, GigaMedia’s board of directors concluded that the sale of GigaMedia’s ownership interest in T2CN to Hornfull Limited was in the best interest of GigaMedia’s shareholders.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

32.	MATERIAL LITIGATION (Continued)

(c)	Dispute with the former head of GigaMedia’s online games business in the PRC and former Chief Executive Officer of T2CN (Continued)

In connection with the sale of its ownership interest in T2CN, GigaMedia has entered into a settlement agreement to resolve all of its civil legal disputes with the former head of its Asian online game and service business in the PRC and former Chief Executive Officer of T2CN, Wang Ji.

On 2 December 2011, GigaMedia, GigaMedia China Limited, T2CN, T2 Entertainment, T2 Technology, J-Town, T2CN Information Technology (Beijing) Co., Ltd. (“T2 Beijing”), Jinyou, Pemberley Pte Ltd. (“Pemberley”), Wang Ji, Chiang Hsiang Jen, Lu Ning, and Ji Min entered into a settlement agreement to resolve all civil litigation related to T2CN and its operating entities in the PRC, Singapore, the United States, the British Virgin Islands, and Hong Kong. The settlement agreement does not resolve any criminal proceedings. On 14 December 2011, the settlement agreement was finalised. As a result of the settlement agreement, each civil action has been or will be withdrawn or dismissed.

Several parties, including the parties to the settlement agreement, have also entered into a waiver and mutual release in which all parties waived all present and future claims, known and unknown, in connection with T2CN and T2CN’s operating entities.

33.	COMMITMENTS AND CONTINGENCIES

Commitments

(a)	Operating Leases

The Group rents certain properties which are used as offices premises under lease agreements that expire at various dates through 2025. The following table sets forth its future aggregate minimum lease payments required under these operating leases as of 31 December 2011 and 2010:

	Group
	2011 US$’000	2010 US$’000

Not later than 1 year	1,472	1,151
Later than 1 year but not later than 5 years	5,097	2,158

	6,569	3,309

Rental expense for operating leases amounted to US$2.5 million and US$3.0 million for the years ended 31 December 2011 and 2010, respectively.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

33.	COMMITMENTS AND CONTINGENCIES (Continued)

Commitments (Continued)

(b)	License Agreements

The Group has contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarises the committed licensing fees and minimum guarantees against future royalties set forth in the major licenses agreements as of 31 December 2011.

	License fees	Minimum guarantees against future royalties	Total
	US$’000	US$’000	US$’000
Minimum required payments:
In 2012	559	100	659
After 2012	6,300	1,500	7,800

	6,859	1,600	8,459

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

Contingencies

The Group are subject to legal proceedings and claims that arise in the normal course of business. The Group believes the ultimate liabilities with respect to these actions will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows. (See Note 32 for additional information.)

34.	RELATED PARTIES TRANSACTIONS

Except for the following transactions, the Group was not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to it.

(a)	Share Options/RSUs Granted to Key Management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 6,374 thousand (2010: 6,589 thousand).

As at the end of the financial year, the total outstanding number of RSUs granted to key management of the Group was US$Nil (2010: US$Nil).

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.	RELATED PARTIES TRANSACTIONS (Continued)

(b)	Key Management’s Remuneration

Key management’s remuneration includes fees, salary, bonus, commission and other emoluments (including benefits-in-kind) computed based on the cost incurred by the Group and the Company, and where the Group or Company did not incur any costs, the value of the benefit. Key management’s remuneration is as follows:

	Group
	2011 US$’000	2010 US$’000

Wages and salaries	2,542	3,888
Director fee	341	573
Share-based compensation	707	1,637
Other benefit	8	7

Total	3,598	6,105

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35.	FINANCIAL INSTRUMENTS

The Group’s principal financial instruments comprise cash and cash equivalents. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as available-for-sale financial assets, trade receivables, short-term borrowings, other receivables and payables, subsidiary preferred shares and financial liabilities at fair value through profit or loss, which arise directly from its operations.

The Group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign exchange rates and interest rates. The Group does not hedge its exposures to these risks.

Foreign currency risk

The subsidiaries of the Group conclude most of its business transactions in its own functional currencies; therefore the foreign currency risks derived from operations are not significant. However, the Group holds some assets or liabilities in foreign currency other than functional currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign currency and the functional currency.

As of 31 December 2011 and 2010, the Group’s foreign currency exposure is as follows, for balances subject to foreign currency risk:

Group	USD	KRW	TWD	RMB	HKD	Other	Total
2011	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Financial assets
Cash and cash equivalents*	48,961	6,260	4,026	270	2,841	1,639	63,997
Available-for-sale financial assets (current)	—	42,347	—	—	—	—	42,347
Trade and other receivables*	3,626	—	3,339	25	679	450	8,119
Restricted cash*	3,000	—	—	—	—	—	3,000
Available-for-sale financial assets (non-current)	700	6,703	1,630	—	—	—	9,033
Refundable deposits*	785	—	306	22	168	496	1,777

	57,072	55,310	9,301	317	3,688	2,585	128,273

Financial liabilities at amortised cost
Trade and other payables	1,786	—	4,143	484	436	1,535	8,384
Short-term borrowings	—	—	8,917	2,857	—	—	11,774
Other current liabilities	8,498	—	—	—	—	—	8,498

	10,284	—	13,060	3,341	436	1,535	28,656

Net financial assets / (liabilities)	46,788	55,310	(3,759)	(3,024)	3,252	1,050	99,617

Less: Net financial assets / (liabilities) denominated in the respective entities’ functional currencies	43,291	—	(3,916)	(3,020)	3,215	1,154	40,724

Foreign currency exposure	3,497	55,310	157	(4)	37	(104)	58,893

*	Loans and receivables.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35.	FINANCIAL INSTRUMENTS (Continued)

Foreign currency risk (Continued)

Group	USD	KRW	TWD	RMB	SGD	Other	Total
2010	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Financial assets
Cash and cash equivalents*	63,178	—	4,021	1,928	37	1,825	70,989
Available-for-sale financial assets (current)	3,553	—	—	—	—	—	3,553
Trade and other receivables*	5,679	—	3,198	—	845	775	10,497
Restricted cash*	5,000	—	—	—	—	—	5,000
Available-for-sale financial assets (non-current)	1,379	32,024	2,382	—	—	—	35,785
Refundable deposits*	1,261	—	474	18	—	410	2,163

	80,050	32,024	10,075	1,946	882	3,010	127,987

Financial liabilities at amortised cost
Trade and other payables	12,249	—	4,576	466	3,075	629	20,995
Short-term borrowings	—	—	10,298	2,115	—	—	12,413
Financial liabilities at FVTPL	665	—	—	—	—	—	665

	12,914	—	14,874	2,581	3,075	629	34,073

Net financial assets / (liabilities)	67,136	32,024	(4,799)	(635)	(2,193)	2,381	93,914

Less: Net financial assets / (liabilities) denominated in the respective entities’ functional currencies	65,596	—	(4,895)	(635)	—	1,931	61,997

Foreign currency exposure	1,540	32,024	96	—	(2,193)	450	31,917

*	Loans and receivables.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35.	FINANCIAL INSTRUMENTS (Continued)

Foreign currency risk (Continued)

As of 31 December 2011 and 2010, the Company’s foreign currency exposure is as follows, for balances subject to foreign currency risk:

Company	USD	TWD	Other	Total
2011	US$’000	US$’000	US$’000	US$’000

Financial assets
Cash and cash equivalents*	3	—	—	3
Trade and other receivables*	3,018	839	16	3,873

	3,021	839	16	3,876

Financial liabilities at amortised cost
Trade and other payables	4	502	—	506

Net financial assets	3,017	337	16	3,370

Less: Net financial assets denominated in the Company’s functional currencies	—	337	—	337

Foreign currency exposure	3,017	—	16	3,033

Company	USD	TWD	Other	Total
2010	US$’000	US$’000	US$’000	US$’000

Financial assets
Cash and cash equivalents*	380	—	—	380
Trade and other receivables*	1,994	6,881	12	8,887

	2,374	6,881	12	9,267

Financial liabilities at amortised cost
Trade and other payables	25	391	—	416

Net financial assets	2,349	6,490	12	8,851

Less: Net financial liabilities denominated in the Company’s functional currencies	—	6,490	—	6,490

Foreign currency exposure	2,349	—	12	2,361

*	Loans and receivables.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35.	FINANCIAL INSTRUMENTS (Continued)

Foreign currency risk (Continued)

If the KRW and TWD change against the USD by 10% with all other variables including tax rate being held constant, the effects arising from the net financial liability/asset position will be as follows:

Group	2011		2010
	Profit after tax	Equity	Profit after tax	Equity
	US$’000	US$’000	US$’000	US$’000
KRW against USD
- strengthened	1,296	4,235	647	2,555
- weakened	(1,296)	(4,235)	(647)	(2,555)

TWD against USD
- strengthened	(334)	—	(144)	—
- weakened	334	—	144	—

SGD against USD
- strengthened	7	—	(219)	—
- weakened	(7)	—	219	—

Company

TWD against USD
- strengthened	(302)	—	(235)	—
- weakened	302	—	235	—

Cashflow and fair value interest rate risk

The Group’s net income is dependent on changes in market interest rates. The Group’s exposure to changes in interest rates relates primarily to interest bearing financial assets and liabilities, which comprises cash at bank, fixed deposits with financial institutions and short-term borrowings. The Group does not consider its present interest rate risk to be significant.

Price risk

The Group is exposed to price risk arising from the investments held by the Group which are classified as available-for-sale. Available-for-sale investments are held for strategic rather than trading purposes, the Group believes these securities are not directly exposed to price risk.

If prices for equity securities listed in Korea change by 15% with all other variables being held constant, the effects on profit after tax and equity will be:

Group	2011	2010
	Equity	Equity
	US$’000	US$’000
Listed in Korea
- increased by	6,352	3,833
- decreased by	(6,352)	(3,833)

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35.	FINANCIAL INSTRUMENTS (Continued)

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways: (1) by bank transfer or credit card and (2) by advanced payment. The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of net operating revenues in 2011 and 2010 or of the balance of notes and accounts receivable as of 31 December 2011 and 2010. The Group has provided for trade receivables based on estimated irrecoverable amounts from the sale of goods and services, determined by reference to past default experience.

Except as disclosed below and elsewhere in the financial statements, the Group’s loan receivable from third party was neither past due nor impaired as of 31 December 2011 and 2010.

The credit risk of the Group’s and the Company’s other financial assets, which comprise bank deposits and other receivables, the maximum exposure to credit risk is the carrying amounts of these instruments.

The quantitative data in respect of the Group’s exposure to credit risk arising from trade receivable is as follows:

As at 31 December	2011	2010
	US$’000	US$’000

Neither pass due nor impaired	4,740	5,640

Past due but not impaired:
- Less than 3 months	1,706	1,381
- 3 to 6 months	434	379
- 6 months and above	488	2,105

	2,628	3,865
Past due and impaired	2,594	842

Gross amount	9,962	10,347
Less: Allowance for doubtful trade receivables	(2,594)	(842)

	7,368	9,505

The movement in allowance for doubtful trade receivables is as follows:

	2011 US$’000	2010 US$’000

At 1 January	842	200
Acquisition of subsidiaries	—	691
Allowance made	1,820	156
Allowance utilised	(61)	(219)
Currency translation difference	(7)	14

At 31 December (Note 19)	2,594	842

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35.	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

The Group maintains cash and cash equivalents with various financial institutions and short-term investments. As part of the Group’s investment strategy to minimise liquidity risk, short-term investments are managed using highly liquid financial instruments with relatively short settlement periods.

As of 31 December 2011 and 2010, the maturity profile of the Group’s and the Company’s financial liabilities based on the contracted undiscounted payments are as follows:

Group	On demand	Less than 3 months	3 to 6 months	Over 6 months	Total
2011	US$’000	US$’000	US$’000	US$’000	US$’000

Short-term borrowings and interest payables	—	8,970	—	2,857	11,827
Trade payables	—	1,350	80	932	2,362
Other payables	3,239	7,601	663	1,178	12,681
Other liabilities	—	—	—	11	11
Other current liabilities	—	—	—	1,786	1,786

	3,239	17,921	743	6,764	28,667

2010

Short-term borrowings and interest payables	—	1,272	2,623	8,582	12,477
Trade payables	—	2,551	1,262	492	4,305
Other payables	6,826	7,247	538	550	15,161
Other liabilities	—	—	6	5,890	5,896
Other current liabilities	—	—	—	1,465	1,465

	6,826	11,070	4,429	16,979	39,304

Company	On demand	Less than 3 months	3 to 6 months	Over 6 months	Total
2011	US$’000	US$’000	US$’000	US$’000	US$’000

Other payables	—	506	—	—	506

	—	506	—	—	506

2010

Other payables	—	416	—	—	416

	—	416	—	—	416

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35.	FINANCIAL INSTRUMENTS (Continued)

Capital risk

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business. In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Group currently does not adopt any formal dividend policy.

The Group and the Company are in compliance with all externally imposed capital requirements for the financial years ended 31 December 2011 and 2010.

Fair value measurements

Effective 1 January 2009, the Group adopted the amendment to FRS 107 which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the assets and liabilities measured at fair value at 31 December 2011 and 2010.

Group	Level 1	Level 2	Level 3	31 December 2011
2011	US$’000	US$’000	US$’000	US$’000

Assets
Available-for-sale financial assets (current)	42,347	—	—	42,347
Available-for-sale financial assets (non-current)	—	1,630	6,703	8,333

Subtotal	42,347	1,630	6,703	50,680

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35.	FINANCIAL INSTRUMENTS (Continued)

Fair value measurements (Continued)

Group	Level 1	Level 2	Level 3	31 December 2010
2010	US$’000	US$’000	US$’000	US$’000

Assets
Available-for-sale financial assets	—	3,553	—	3,553
Available-for-sale financial assets (non-current)	25,553	2,382	6,471	34,406

Subtotal	25,553	5,935	6,471	37,959

Liabilities
Other liabilities - Financial liabilities at FVTPL	—	—	(665)	(665)

Total	25,553	5,935	5,806	37,294

The fair value of certain available-for-sale financial assets - noncurrent- that have publicly quoted trading prices are valued using those observable prices unless adjustments are required to available observable inputs. These instruments are included in Level 1. Certain available-for-sale financial assets - current and - noncurrent are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. These instruments are classified as Level 2.

Level 3 measurements:

For assets and liabilities measured at fair value using significant unobservable inputs (Level 3) during 2011 and 2010, a reconciliation of the beginning and ending balances are presented as follows:

	2011 US$’000	2010 US$’000

At 1 January	6,471	16,430
Total gains or losses (realised / unrealised)
Included in earnings (foreign exchange loss)	(223)	(4,413)
Included in other comprehensive income	455	581
Transfer to investment in subsidiary	—	(7,613)
Purchases and settlements	—	1,500
Translation adjustment	—	(14)

At 31 December	6,703	6,471

The fair value of the other investments and available-for-sale financial assets (non-current) is derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates available market discount rate information and the Group’s estimates of non-performance and liquidity risk, and other cash flow model related assumptions.

NOTES TO THE FINANCIAL STATEMENTS (Continued)

35.	FINANCIAL INSTRUMENTS (Continued)

Fair value measurements (Continued)

Level 3 measurements (Continued):

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during 2011 and 2010, a reconciliation of the beginning and ending balances are presented as follows:

	Other liabilities - Financial liabilities at FVTPL
	2011 US$’000	2010 US$’000
At 1 January	665	—
Total gains of losses (realised / unrealised) included in earnings	(665)	(2,595)
Purchase	—	3,260

At 31 December	—	665

Financial instruments:

The carrying amounts of the Group’s cash, accounts receivable, restricted cash, accounts payable, and short-term debt approximate fair value due to their short-term maturities.

36.	SUBSEQUENT EVENTS

A board meeting of an associate, Everest Gaming was held on 19 April 2012 and a €6.4 (US$8.3) million share capital increase was approved. Everest Gaming’s share capital is to be increased from €30,906,760 (US$39,997,674) to €36,724,503 (US$47,526,648) by issuing 5,817,743 Class X shares with a nominal value of €1 each. The total share premium associated with the share capital increase would amount to €582,257 (US$753,522), €0.10 per each new Class X share. The increase of capital is to be fully subscribed by BetClic, the holder of Class X shares, by converting certain receivables it is due from Everest Gaming. The board members agreed to convene an Extraordinary General Meeting (“EGM”) on 30 April 2012 to have the share capital increase approved by GigaMedia and BetClic as shareholders of Everest Gaming. Upon the completion of the share capital increase, the Group’s shareholding in Everest Gaming will be diluted from 40 percent to 33.66 percent. At this EGM, the shareholders approved the increase in share capital.

37.	AUTHORISATION OF FINANCIAL STATEMENTS

These financial statements were authorised for issue in accordance with a resolution of the Board of Directors of GigaMedia Limited on 8 May 2012.